EMX Royalty Corporation
Management's Discussion and Analysis

Year Ended December 31, 2023

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of March 21, 2024. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

Overview
EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 282 properties in North America, Europe, Türkiye, Latin America, Morocco and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	149
Royalty Generation Properties	116
The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

Strategy
EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:
•Royalty Generation and Project Evaluation. EMX's 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") payments and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
•Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.
•Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with what EMX considers to be under-valued mineral assets

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.
EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

Highlights
The 2023 year was a pivotal one for EMX as we amicably resolved the issues with the Timok royalty; increased our (effective) net smelter return (“NSR”) royalty in the Caserones property to 0.7775% and subsequent to year end to 0.8306%; saw strong performance from our gold royalty portfolio anchored by Leeville and Gediktepe; continued to invest capital generating and acquiring royalties around the world while our partners continued to invest significant capital to expand operations at existing mines, advance new mines, and explore for new opportunities.
The Company is providing guidance for 2024 (see below). In conjunction with providing guidance, the Company has adopted the use of Gold Equivalent Ounces1 (“GEOs”) as a metric to better understand our business. GEOs are based on our adjusted royalty revenue1 and do not include option payments and other income coming from our royalty generation activities.
Summary of Financial Highlights for the Three Months and Year Ended December 31, 2023:1

		For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2023	2022	2023	2022

Statement of Income
Revenue and other income	$7,546	$2,288	$26,621	$18,277
General and administrative costs	1,272	1,682	5,606	6,149
Royalty generation and project evaluation costs, net	2,392	1,610	11,245	8,636
Income (loss) from operations	1,591	(3,433)	2,947	(4,861)
Net income (loss)	$1,374	$950	$(4,633)	$3,349

Statement of Cash Flows
Cash flows from operating activities	$4,273	$3,357	$7,059	$16,487
Cash flows from investing activities	4,739	1,517	8,827	(19,977)
Cash flows from financing activities	$(10,606)	$(622)	$(12,117)	$(526)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,921	$3,535	$37,028	$25,397
Adjusted royalty revenue	$8,744	$2,793	$30,694	$14,033
GEOs Sold	4,425	1,615	15,784	7,875
Adjusted cash flows from operating activities	$5,444	$4,093	$14,072	$21,711

Statement of Financial Position
Cash and cash equivalents			$20,677	$16,838
Working Capital[1]			(2,270)	31,562
Long-term debt			$-	$37,273
1 Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures2:
The Company had adjusted revenue and other income and adjusted cash flows from operations of the following:
The Company had adjusted royalty revenue by metal, by asset and by GEOs of the following:

2 These financial measures are non-IFRS financial measures or ratios and are inclusive of Timok royalty revenue related to 2021 and 2022 production. Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
2024 Guidance
Please see our “Forward-Looking Statements” below for more details on our guidance.
Based on the Company’s existing royalties and information available from its counterparties, we expect GEO sales to range between 11,000 and 14,000 GEOs2 in 2024 compared to 15,784 in 2023. Timok royalty revenue for 2023 included 2,483 GEOs sold for 2021 and 2022 production.1

2024 GuidanceA
GEOs sales[1]	11,000 to 14,000
Adjusted royalty revenue[1]	$22,000,000 to $27,500,000
Option and other property income	$2,000,000 to $3,000,000
A.Assumed commodity prices of $1,939/oz gold and $3.89/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts published on January 2, 2024.
Guidance in 2024 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance and management’s understanding of the underlying producing assets. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information has not been prepared in accordance with Canadian disclosure standards, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)
More specifically, Leeville’s guidance is based on historical performance as the Company has no rights to data and must rely on publicly available information delivered by Nevada Gold Mines. Gediktepe’s guidance contribution is based partly on 2023 actual results, as well as a confidential 3-year mine plan provided by the operator for the 2024 year. Timok’s guidance contribution is based on 2023 actual results only given the limited access to operational data and forward-looking plans. Caserones’ guidance is based on 2023 actual results and guidance disclosed by the operator, which has been increased slightly by EMX due to the higher percentage ownership of our effective royalty. Balya and Gold Bar South are based on 2023 historical performance only, given limited access to information.
Outlook
The Company is excited about the prospect for continued growth in the portfolio for 2024 and the coming years. The driver for near and long term growth in cash flow will come from the large deposits of Caserones in Chile and Timok in Serbia. At Caserones, Lundin has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. continues to advance the upper zones while developing the lower zone, which we believe will be one of the more important block cave development projects in the world.
Regarding the gold royalty portfolio, we expect Gediktepe, Leeville, and Gold Bar to mirror what occurred in 2023. In Türkiye, the operator of Sisorta is nearing completion of construction of the mine and we look forward to seeing the plant commissioned. We are excited about the advancement of Diablillos in Argentina by AbraSilver Resource Corp. where the company continues to expand the mineral resource. In Sweden the Viscaria copper-gold deposit (operated by Copperstone Resources AB) continues to advance through the environmental permitting process with a final decision expected by mid-year 2024. Pending approval, Copperstone expects to commence development with initial production from Viscaria slated for 2026.
The Company will continue to evaluate and work to acquire mineral rights and royalties in 2024. The Company expects it will invest similar amounts as in 2023 towards the royalty generation business. As in previous years, production royalties will continue to be supplemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. Efforts and programs are underway to optimize and control costs as the Company continues to grow. EMX believes it is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.
The Company will also strive towards continuing to strengthen its balance sheet over the course of the year. As part of this effort we will look to refinance our outstanding debt of $34,660,000, which comes due at the end of 2024. The Company has actively been engaged with several parties and believes that it will be in a position to provide an update to this process in Q2 2024.
1 Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Assumed commodity prices are from CIBC Global Mining Group's Consensus Commodity Price Forecasts published on January 2, 2024, which the Company believes to be reliable for the purposes of guidance.
Corporate Updates
Execution of Updated Timok Royalty Agreement
EMX executed an amended and restated royalty agreement on September 1, 2023 for its Timok royalty property with Zijin (Europe) International Mining Company Ltd., a wholly owned subsidiary of Zijin. EMX and Zijin have agreed that the Timok royalty will consist of a 0.3625% Net Smelter Return (“NSR”) royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine license (see EMX news release dated September 5, 2023). Cukaru Peki represents one of the premier copper and gold discoveries in the world in the past 10 years and is a top tier royalty asset for EMX.
Shortly after the execution of the amended and restated royalty agreement, EMX received $6,676,000 in royalty proceeds from its Timok royalty property with Zijin. This included retroactive payments of $1,590,000 for production that took place from July through December, 2021 and a payment of $3,200,000 for the calendar year 2022. The remainder was for production that took place in 2023 up through the execution of the agreement.
Acquisition of Additional Royalty Interest on Caserones
During the year, EMX acquired an additional 0.044% (effective) NSR royalty interest in the Caserones property, increasing the Company’s NSR royalty interest to 0.7775% for cash consideration of $3,517,000 pursuant to agreements with existing shareholders of Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California").
Subsequent to December 31, 2023, EMX acquired an additional 0.0531% (effective) NSR royalty interest in the Caserones property, increasing the Company’s NSR royalty interest to 0.8306%, for cash consideration of $4,742,000 pursuant to an agreement with Franco Nevada Corporation.
Acquisition Agreement for New Royalties with Franco-Nevada
In Q2 2023, EMX executed a term sheet with Franco-Nevada for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Franco-Nevada will contribute 55% (up to $5,500,000) and EMX will contribute 45% (up to $4,500,000) towards the royalty acquisitions, with the resulting royalty interests equally split (i.e., 50/50). The initial term of the agreement is for three years, or until the maximum contributions totaling $10,000,000 from both companies have been met and may be extended if mutually agreed by both companies.
Early Repayment of US$10M of the Sprott Credit Facility
In Q4 2023, EMX made an early repayment of $10,000,000 toward the principal amount of the Senior Secured Credit Facility (the “Sprott Credit Facility”) held by a fund managed by Sprott Resource Lending Corp. The remaining principal amount of $34,660,000 of the Sprott Credit Facility is due to be repaid by December 31, 2024. The Company has actively been evaluating alternatives to refinance some or all of the debt. It should be noted that the Company can repay the entire debt without penalties after June 30, 2024.
Commencement of Normal Course Issuer Bid
Subsequent to December 31, 2023, EMX announced that it has received approval from the TSX Venture Exchange of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, EMX may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Producing Royalty Updates
Caserones
The Company’s effective share of the royalty revenue in Caserones totaled $3,375,000 for the three months ended December 31, 2023 ("Q4-2023) and $10,407,000 for the year ended December 31, 2023. The Company received effective royalty distributions, after Chilean taxes, of $1,920,000 for Q4 2023 and $7,013,000 for the year ended December 31, 2023. The payments received were based upon copper and molybdenum mine production between Q4 2022 and Q3 2023.
A major development was Lundin’s acquisition of fifty-one percent (51%) of the equity of previous operator SCM Minera Lumina Copper Chile ("MLCC") in July 2023 which established Lundin as the operator of Caserones. In Q1 2024, Lundin reported Caserones mineral resources and mineral reserves updated to year-end 2023, full-year 2023 copper production of 139,520 tonnes, and 2024 production guidance of 120,000 – 130,000 tonnes copper and 2,500 – 3,000 tonnes molybdenum. Lundin has now initiated the first significant exploration drill program since the mine began operating in 2013 that targets in-mine and near-mine resource growth.
Timok
On September 1, 2023, EMX executed an amended and restated royalty agreement for its Timok Royalty property in the Bor Mining District of Serbia with Zijin. EMX and Zijin agreed that the Timok royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. Shortly after the execution of the amended and restated royalty agreement, EMX received $6,676,000 in royalty proceeds from its Timok royalty property with Zijin. This included retroactive payments of $1,590,000 for production that took place from July through December 2021 and a payment of $3,200,000 for the calendar year 2022. The remainder was for production that took place in 2023 up through the execution of the agreement.
EMX earned $943,000 in royalty revenue from the Timok royalty property in Q4-2023 (Q4-2022 - $Nil) and $8,632,000 for the year ended December 31, 2023 (2022 - $Nil).
Gediktepe
EMX earned $2,638,000 in royalty revenue from the Gediktepe mine in Q4-2023 (Q4-2022 - $590,000) and $6,694,000 for the year ended December 31, 2023 (2022 - $3,709,000). In 2023 EMX also received $4,000,000 in milestone payments from Gediktepe which became due upon the first anniversary of commercial production for the oxide gold project. This payment was earned in 2022 and therefore recognized as a milestone payment in 2022. Milestone payments are included in option and other property income. The royalty revenue from Q4 represented a marked uptick in revenue to EMX, with revenue from November and December exceeding $1,000,000 each month for the first time.
Leeville
EMX earned $1,164,000 in royalty revenue from Leeville in Q4-2023 (Q4-2022 - $593,000) and $3,135,000 for the year ended December 31, 2023 (2022 - $2,348,000). The Leeville payments for 2023 were the best since EMX’s acquisition of the royalty in 2012 due to a combination of strong production (1,596 gold ounces) and robust gold prices (approximately $1,800-2,100 per ounce).
Balya
EMX earned $238,000 in royalty revenue from the Balya property in Q4-2023 (Q4-2022 - $Nil) and $968,000 for the year ended December 31, 2023 (2022 - $Nil). Production began to ramp up again in Q2-2023 with 99,185 tonnes of mineralized material produced from the Balya North Mine. Production continued to accelerate in Q3-2023, with 161,133 tonnes of mineralized material produced. Production was reduced due to wet weather conditions in Q4-2023 (this led to reduced throughput at the crusher), with 105,905 tonnes of mineralized material produced by the end of Q4-2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Gold Bar South
EMX earned $77,000 in royalty revenue from the Gold Bar South royalty property in Q4-2023 (Q4-2022 - $Nil) from McEwen Mining Inc. ("McEwen") and $270,000 for the year ended December 31, 2023 (2022 - $Nil). EMX’s receipt of initial revenue from Gold Bar South established the operation as a paying royalty for the first time.

Pre-Production and Royalty Generation Updates
EMX continues to fund and support its generative programs to build long term value and organically create royalties at low cost. Key examples of organically generated royalty assets include the Balya royalty in Türkiye (producing), and the Park-Salyer and Peake royalties in Arizona (advanced projects being advanced by well-funded partners). The generative programs also lead to recognition of other investment and royalty purchase opportunities in the jurisdictions in which we work. Examples include assets such as the Timok royalty in Serbia (producing asset), the Viscaria royalty in Sweden (awaiting final permitting) and the Kaukua royalty in Finland (advanced project). These generative programs and the scope and scale of the organic royalty portfolio help distinguish EMX from its royalty company peers.
In 2023, the Company's royalty generation business was active in North America, South America, Europe, Türkiye, Australia and Morocco. The Company incurred $11,245,000 in net royalty generation and project evaluation costs in 2023 compared to $8,636,000 in the 2022. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions.
The increase in costs was due to increases in the USA, Eastern Europe and Morocco. In the USA, the Company executed drilling activities through its wholly owned subsidiary Scout Drilling LLC on partnered projects in exchange for future reimbursement or royalty opportunities. Scout Drilling LLC was sold during the year along with certain mineral properties to Scout Discoveries Corp. (“Scout”) in exchange for deferred compensation payments, shares in Scout and royalty rights on the properties, which exceeded the costs incurred. The increase in Eastern Europe and Morocco was attributed to the expansion of the generative business into Morocco and the Balkan region. EMX expects the costs in Morocco and the Balkan region to decrease in the coming years once it solidifies partnerships within the regions. Not inclusive of the net royalty generation and project evaluation cost, EMX earned $5,462,000 in generative revenue in 2023 (2022 - $6,447,000).
During 2023 the Company also completed 20 partnerships (2022 - 10) across the portfolio while continuing to replace partnered properties with new royalty generation projects. In addition, our partners directly spent approximately $39,373,000 (2022 - $31,996,000) in exploration on the portfolio. These expenditures exclude amounts spent by partners on advanced royalty properties.
During the years ended December 31, 2023 and 2022, the Company recognized the following adjusted revenue and other income1 from generative and non-generative activities:

	Non-Generative Revenue		Generative Revenue		Total
(In thousands of dollars)	2023	2022	2023	2022	2023	2022
Adjusted royalty revenue[1]	$30,106	$13,177	$588	$856	$30,694	$14,033
Option and other property income	-	4,000	4,785	5,591	4,785	9,591
Interest income	1,460	1,773	89	-	1,549	1,773
	$31,566	$18,950	$5,462	$6,447	$37,028	$25,397
For the purposes of the disclosure above, non-generative revenue includes revenue from producing and acquired assets. Generative revenue includes all other types of revenue and other income generated by the Company.
1 Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the years ended December 31, 2023 and 2022, the Company had the following costs, revenue and realized losses on the sale of deal flow shares related to royalty generation activities:

(In thousands of dollars)	2023	2022
Royalty generation and project evaluation, net (excluding generative revenue)	$11,245	$8,636
Less:
Technical support and project evaluation	(2,800)	(1,948)
Total costs	$8,445	$6,688

Generative revenue	$5,462	$6,447
Realized loss on the sale of deal flow shares	(760)	(350)
Total	$4,702	$6,097

Royalty partnerships executed	20	10
Partnership expenditures	$39,373	$31,996
Highlights from 2023 include the following:
•During 2023, Arizona Sonoran continued with its delineation and infill drill programs at the Parks-Salyer porphyry copper project, which is partially covered by an EMX royalty. In Q4, Arizona Sonoran reported updated mineral resources for the Parks-Salyer underground development project, as well as the other projects that together constitute the greater Cactus Project. After year-end, Arizona Sonora announced completion of the Cactus Project PFS, which included first-time mineral reserves for Parks-Salyer and the other deposits.
•Exploration drilling by South32 at the Hermosa property’s Peake prospect returned intercepts covered by EMX’s Hardshell Royalty Property that included the best copper intercept to date of 139 meters averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver (true width not reported). South32 also completed the Taylor Feasibility Study, resulting in approval to move forward with project development. The Taylor deposit remains open in multiple directions, including down-dip projections onto EMX’s Hardshell Royalty Property based upon drill intercepts of Taylor-style CRD mineralization.
•EMX added to its growing royalty portfolio in the western U.S. during 2023 with the completion of seven new royalty agreements. EMX now has 46 partnered projects and is advancing its royalty generation programs focused on new early-stage copper and gold opportunities to fill the project pipeline. EMX received various option, AAR, management fee and other payments during 2023 totaling more than $1,500,000. More than approximately $19,500,000 was spent by partner companies advancing the royalty generation portfolio in 2023 through nine drill programs, as well as via geological mapping, geochemical sampling, geophysical surveys, the expansion of properties through the staking of new claims, and permitting for future drill programs.
•EMX generated new royalties in the historical copper mining districts of Arizona where the Company is one of the largest holders of federal mineral rights. In Idaho, the Company’s recognition of the state’s underexplored precious, base, and battery metals potential resulted in the establishment of Scout as a privately held company via the sale of select EMX projects in return for Scout equity interest, retained NSR royalty interests, and AAR and milestone payments. Scout also purchased 100% interest in EMX’s wholly owned drilling subsidiary, Scout Drilling LLC, which provides Scout Discoveries with a unique competitive advantage to quickly and cost effectively evaluate mineral project upside through drilling.
•EMX’s Latin American royalty portfolio advanced with drilling and updated resource estimates at AbraSilver’s Diablillos epithermal silver-gold project, GR Silver’s San Marcial epithermal silver project, and Aftermath Silver’s Berenguela polymetallic CRD project. Aftermath made an accelerated $2,500,000 payment to EMX for Berenguela in 2023. More than $23,000,000 was spent advancing EMX pre-production royalty assets (i.e., ex-Caserones) by partner companies during the year.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•In Canada, the Company advanced available properties in the portfolio as partners conducted drill and other field programs on EMX’s royalty properties. The Company received C$245,000 in cash payments and C$57,000 in share equity payments during the year from the partnered projects. EMX also executed new agreements to partner two royalty generation projects in 2023.
•EMX continued to advance its portfolio of projects in Northern Europe in 2023, acquiring new gold and battery metals projects totaling over 100,000 hectares. EMX also established new partnerships for seven EMX properties in 2023, with a total of 37 projects in Northern Europe now being advanced by partner companies. EMX also saw its highest levels of annual expenditures by partner companies on EMX royalty projects in Northern Europe with approximately $14,000,000 spent by partners on early-stage exploration programs. EMX assisted with many of the partner-funded exploration and drilling programs in 2023 which created additional revenue streams in the form of management fees and cost recoveries. EMX views 2023 as a highly successful year for its Northern European programs from both a partnership and revenue perspective.
•EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). In Q3 and Q4 2023, Copperstone announced updated information for the environmental permit application timeline. A site inspection by the Land and Environmental Court was held on September 29, 2023 with the main hearing regarding consideration of the environmental permit scheduled to commence on January 30 2024 and run through February 21 2024 (see Copperstone news releases dated June 29, 2023, September 25, 2023 and December 7, 2020). On February 21, 2023 Copperstone announced that the hearing concluded with a verdict expected on April 22, 2024. The environmental permit is considered a key milestone preceding construction and development.
•Copperstone also announced that its application for land allocation has been approved and that the Swedish government has designated that the Viscaria project area can be used for mining (see Copperstone news release dated June 29, 2023).
•EMX continued to execute its business model in Australia with several new agreements for EMX projects. This led to enhanced cash flow and recoveries for the calendar year 2023. EMX is now conducting additional reconnaissance programs to identify new projects for acquisition and partnership. Although EMX’s historic focus in Australia has been on gold projects, new partnerships at Copperhole Creek and Yarrol have diversified EMX’s royalty property exposures to include base metals and strategic commodities such as cobalt and manganese.
•Royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

Results of Operations

		For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars, except per share amounts)	2023	2022	2023	2022

Financial results
Revenue and other income	$7,546	$2,288	$26,621	$18,277
Costs and expenses	(5,955)	(5,721)	(23,674)	(23,138)
Income (loss) from operations	$1,591	$(3,433)	$2,947	$(4,861)
Gains (losses) from other items	(2,759)	4,811	(6,340)	13,156
Tax recovery (expense)	2,542	(428)	(1,240)	(4,946)
Net income (loss)	$1,374	$950	$(4,633)	$3,349

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,921	$3,535	$37,028	$25,397
Adjusted royalty revenue	$8,744	$2,793	$30,694	$14,033
GEOs sold	4,425	1,615	15,784	7,875
Adjusted cash flows from operating activities	$5,444	$4,093	$14,072	$21,711

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Significant components of other income and losses for FY2023 include a loss in fair value changes of certain financial instruments of $1,732,000 (FY2022 - $3,757,000), equity income from the Company's investment the Caserones royalty of $4,134,000 (FY2022 - $2,890,000), impairment charges of $70,000 (FY2022 - $5,526,000), net settlement gain of $Nil (FY2022 - $18,825,000), loss on revaluation of receivables of $2,735,000 (FY2022 - gain of $255,000), loss on debt modifications of $314,000 (FY2022 - gain of $4,005,000), finance expenses totaling $5,091,000 (FY2022 - $5,247,000), and a foreign exchange loss of $1,010,000 (FY2022 - gain of $2,061,000).
Revenues and Other Income
The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including execution payments, staged option payments and operator and management fees, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.
During the three months and years ended December 31, 2023 and 2022, the Company had the following sources of revenues and other income:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2023	2022	2023	2022

Royalty revenue	$5,369	$1,546	$20,287	$6,913
Option and other property income	1,676	411	4,785	9,591
Interest income	501	331	1,549	1,773
Total	$7,546	$2,288	$26,621	$18,277

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,921	$3,535	$37,028	$25,397
1
During the three months and years ended December 31, 2023 and 2022, the Company had royalty revenues from the following sources:

		For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2023	2022	2023	2022

Timok	$943	$-	$8,632	$-
Gediktepe	2,638	590	6,694	3,709
Leeville	1,164	593	3,135	2,348
Balya	238	-	968	-
Gold Bar South	77	-	270	-
Advanced royalty payments	309	363	588	856
Total	$5,369	$1,546	$20,287	$6,913

Non-IFRS Financial Measures[1]
Adjusted royalty revenue	$8,744	$2,793	$30,694	$14,033
Royalty revenue for the year ended December 31, 2023 increased by $13,374,000 or 193% when compared to 2022. The majority of the increase can be attributed to the commencement of royalty payments in FY2023 from Timok, Balya and Gold Bar South. The royalty revenue associated with those assets in 2023 totaled $8,632,000, $968,000 and $270,000, respectively. The remaining increase can be attributed to an increase of $2,985,000 or 80% at Gediktepe and an increase of $787,000 or 34% at Leeville. Timok royalty revenue for 2023 included $4,790,000 in revenue for 2021 and 2022 production.
Royalty revenue was offset by depletion of $1,931,000 for Q4-2023 and $5,039,000 for FY2023 (Q4-2022 - $2,003,000 and FY2022 - $5,637,000).
1 Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Adjusted revenue and other income1 and adjusted royalty revenue1 includes the Company's share of royalty revenue from the Company's effective royalty interest in the Caserones mine. The Company's share of royalty revenue for Q4-2023 was $3,375,000 (Q4-2022 - $1,247,000) and totaled $10,407,000 for FY2023 (FY2022 - $7,120,000).
The breakdown of the Company's adjusted revenue and other income2 and adjusted royalty revenue2 over the past eight quarters are as follows:
The percentage breakdown of the source of the Company's adjusted revenue and other income2 and adjusted royalty revenue2 for the year ended December 31, 2023 were as follows:
2 These financial measures are non-IFRS financial measures or ratios and are inclusive of Timok royalty revenue related to 2021 and 2022 production. Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Net royalty income from producing royalties will fluctuate as result of a combination of production ounces received and sold and average price per ounce. Timing of additional advanced royalty payments related to other projects and included in royalty income can also fluctuate.
Interest income was earned on the cash balances the Company holds, and interest accretion on deferred compensation payments from Aftermath, AbraSilver and Scout.
Option and other property income will fluctuate depending upon the Company's deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the year ended December 31, 2023, included in option and other property income was $2,563,000 (FY2022 - $947,000) related to the fair value of share equity payments received, as well as cash payments accrued or received of $654,000 (FY2022 - $7,411,000). Included in the prior period balance was a $4,000,000 milestone payment from our Gediktepe royalty and a $3,000,000 milestone payment from our Parks-Salyer advanced royalty asset.
Cost and Expenses
Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations, the advancement of projects, and project evaluation as well as marketing and communications. Included in these costs is general and administrative costs for the three months and years ended December 31, 2023 and 2022 comprised of the following:

		For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2023	2022	2023	2022
Salaries, consultants, and benefits	$506	$773	$2,373	$2,439
Professional fees	311	353	1,126	1,555
Investor relations and shareholder information	243	218	832	848
Transfer agent and filing fees	13	6	199	242
Administrative and office	180	261	924	895
Travel	19	71	152	170
	$1,272	$1,682	$5,606	$6,149
General and administrative expenses ("G&A") of $5,606,000 were incurred for the year ended December 31, 2023 compared to $6,149,000 in 2022, which represented a 9% decrease. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in FY2023 compared to FY2022 are related to:
•Professional fees decreased in FY2023 by $429,000 compared to FY2022 mainly due to a decrease in legal costs. In 2022, the Company incurred additional legal costs related to the Barrick Gold legal settlement which resulted in a $18,825,000 net settlement gain in FY2022 for owed royalty payments.
Royalty Generation and Project Evaluation Costs, Net of Recoveries
Net royalty generation costs increased from $8,636,000 in FY2022 to $11,245,000 in FY2023. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions.
The increase in costs was due to increases in the USA, Eastern Europe and Morocco. In the USA, the Company executed drilling activities through its wholly owned subsidiary Scout Drilling LLC on partnered projects in exchange for future reimbursement or royalty opportunities. Scout Drilling LLC was sold during the year along with certain mineral properties to Scout Discoveries Corp (“Scout”) in exchange for deferred compensation payments, shares in Scout and royalty rights on the properties, which exceeded the costs incurred. The increase in Eastern Europe and Morocco was attributed to the expansion of the generative business into Morocco and the Balkan region. EMX expects the costs in Morocco and the Balkan region to decrease in the coming years once it solidifies partnerships within the regions. Not inclusive of the net royalty generation and project evaluation cost, EMX earned $5,462,000 in royalty generation revenue in 2023 (2022 - $6,447,000).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Share-based Payments
In FY2023 the Company recorded a total of $2,068,000 in share-based payments compared to $3,429,000 in FY2022. The aggregate share-based payments relate mainly to the fair value of restricted share units and stock options vesting during the period.
Of the total share-based compensation, $491,000 (FY2022 - $879,000) was included in royalty generation costs.
Other
•During FY2023, the Company had an unrealized loss of $1,732,000 (FY2022 - $3,757,000) related to fair value adjustments of investments, and a realized loss of $73,000 (FY2022 - $350,000) for the sale of certain marketable securities held by the Company. The company realized net proceeds of $4,921,000 from the sale of fair value through profit and loss investments during the year (2022 - net purchases of $1,912,000).
•During FY2023, the Company recognized equity income from investments in an associated entity of $4,134,000 (FY2022 - $2,890,000). This related to the share of the Company's net income derived in SLM California which holds the Caserones effective royalty interest.
•During FY2023, the Company recognized impairment charges of $70,000 (FY2022 - $5,526,000). The impairment in the prior period primarily related to the Gediktepe royalty in Türkiye.
•During FY2023, the Company recognized finance expenses of $5,091,000 (FY2022 - $5,247,000) which consisted of interest accretion on the Sprott Credit Facility.
Taxes
During the year ended December 31, 2023, the Company recorded a deferred income tax recovery of $282,000 (FY2022 - expense of $4,175,000) and a current income tax expense of $1,522,000 (FY2022 - $771,000).
On December 31, 2023, legislative changes became effective in Türkiye for hyperinflation tax accounting for the year ended December 31, 2023.
Other changes for the period are consistent with the significant items for the annual discussion.

Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The consolidated financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at December 31, 2023, the Company had a working capital1 deficit of $2,270,000 (December 31, 2022 - working capital of $31,562,000). The Company’s ability to continue as a going concern is dependent on its ability to generate profitable earnings, receive continued financial support from strategic shareholders, complete additional financing and/or refinance its existing debt. The Company expects to continue to successfully execute its financing plans including raising funds through the issuance of equity and/or obtaining new debt or refinancing the existing senior secured credit facility and is currently evaluating various financing opportunities. While the Company has been successful in obtaining financing to date, there can be no assurances that future equity financing, debt or debt refinancing alternatives will be available on acceptable terms to the Company or at all. As a result, material uncertainty exists that cast substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements for the year ended December 31, 2023 do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.

1 Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The remaining principal amount of $34,660,000 of the Sprott Credit Facility is due to be repaid by December 31, 2024, which is driving the Company's working capital deficit. It should be noted that the Company can repay the entire debt without penalties after June 30, 2024.
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investment in associated entity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company has actively been evaluating alternatives to refinance some or all of the debt. As part of this effort EMX will look to refinance its outstanding debt of $34,660,000. The Company has actively been engaged with several parties and will provide updates to this process in Q2 2024.
The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.
Operating Activities
Cash provided by operating activities for the year ended December 31, 2023 was $7,059,000 (FY2022 - $16,487,000), and adjusted cash flows from operating activities2 for the year was $14,072,000 (FY2022 - $21,711,000) and represents expenditures primarily on royalty generation, project evaluation and general and administrative expenses for both periods, offset by royalty income received in the period. Adjusted cash flows from operating activities2 is adjusted for $7,013,000 (FY2022 - $5,224,000) in royalty distributions received from the Company's effective royalty interest in Caserones. A significant component of cash provided by operations in the prior year is the net settlement gain of $18,825,000 resulting from the Barrick Gold settlement with Bullion Monarch.
Investing Activities
The total cash provided by investing activities during the year ended December 31, 2023 was $8,827,000 compared to $19,977,000 used in the year ended December 31, 2022. The cash received in the current period related to dividends and distributions received of $7,225,000 (FY2022 - $5,441,000) primarily from Caserones, net sales of fair value through profit and loss investments of $4,921,000 (FY2022 - net purchases of $1,912,000) and repayment of loans receivable of $500,000 (FY2022 - $2,544,000), partially offset by the purchase of additional equity investments in SLM California, the royalty holder of the Caserones royalty, of $3,517,000 (FY2022 - $25,742,000).
Financing Activities
The total cash used in financing activities for the year ended December 31, 2023 was $12,117,000 compared to $526,000 for the year ended December 31, 2022. The cash used in the current period primarily consisted of $13,142,000 in loan repayments (FY2022 - $11,486,000) including interest paid of $3,142,000 (FY2022 - $3,167,000) on the Sprott Facility, offset by proceeds received from a private placement of $Nil (FY2022 - $10,000,000), and net cash from the exercise and settlement of stock options and RSUs of $1,085,000 (FY2022 - $1,037,000).

2 Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2023 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$844	$526	$1,370
Outside directors	624	471	1,095
Seabord Management Corp.*	302	-	302
Total	$1,770	$997	$2,767
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2022 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$868	$882	$1,750
Outside directors	601	741	1,342
Seabord Management Corp.*	285	-	285
Total	$1,754	$1,623	$3,377
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.
During the year ended December 31, 2023, the Company advanced $750,000 to Rawhide Acquisition Holdings ("Rawhide"), a Company which EMX had a 38.07% equity interest in. Of the total amount advanced, $600,000 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral. As at December 31, 2023 the Company had received $500,000 as partial repayment of the loan receivable and wrote off the remaining balance of the loan receivable to $Nil.

Annual Information

	For the years ended December 31,
(In thousands of dollars)	2023	2022	2021

Financial results
Revenue and other income	$26,621	$18,277	$7,526
Income (loss) for the year	(4,633)	3,349	(23,731)
Basic earnings (loss) per share	(0.04)	0.03	(0.27)
Diluted earnings (loss) per share	$(0.04)	$0.03	$(0.27)

Financial positions
Total current assets	$35,048	$38,821	$44,495
Total non-current assets	123,520	130,009	122,148
Total current liabilities	(37,318)	(7,259)	(55,765)
Total non-current liabilities	$(815)	$(38,370)	$-

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Quarterly Information

(In thousands of dollars, except per share amounts)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023

Financial results
Revenue and other income	$7,546	$12,925	$3,408	$2,742
Costs and expenses	(5,955)	(7,492)	(4,688)	(5,539)
Income (loss) from operations	$1,591	$5,433	$(1,280)	$(2,797)
Net income (loss) for the period	$1,372	$2,443	$(4,722)	$(3,726)
Basic earnings (loss) per share	0.01	0.02	(0.04)	(0.03)
Diluted earnings (loss) per share	$0.01	$0.02	$(0.04)	$(0.03)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,921	$14,526	$6,481	$5,100
Adjusted royalty revenue	$8,744	$12,875	$5,132	$3,943
GEOs sold	4,425	6,676	2,595	2,088
Adjusted cash flows from operating activities	$5,444	$5,276	$5,286	$(1,934)

(In thousands of dollars, except per share amounts)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022

Financial results
Revenue and other income	$2,288	$7,206	$7,034	$1,749
Costs and expenses	(5,721)	(6,162)	(6,011)	(5,244)
Income (loss) from operations	$(3,433)	$1,044	$1,023	$(3,495)
Net income (loss) for the period	$951	$(12,878)	$(3,315)	$18,591
Basic earnings (loss) per share	0.01	(0.12)	(0.03)	0.18
Diluted earnings (loss) per share	$0.01	$(0.12)	$(0.03)	$0.17

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$3,535	$9,319	$9,465	$3,078
Adjusted royalty revenue	$2,793	$5,775	$3,377	$2,088
GEOs sold	1,615	3,341	1,804	1,114
Adjusted cash flows from operating activities	$4,093	$2,719	$(2,273)	$17,172
1
Royalty Portfolio Review
EMX's royalty and royalty generation portfolio totals 282 projects on six continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile , the Timok Mine in Serbia, and the Gediktepe Mine in Türkiye. EMX has filed technical reports for Gediktepe, Timok, and Caserones that are available under the Company's issuer profile on SEDAR+ (www.sedarplus.ca). In addition, the Leeville and Balya royalty properties are important to the Company, for current as well as projected future royalty cash flows.
Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2023 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2023.
1 Refer to the "Non-IFRS financial measures" section on page 53 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	Lundin Mining Corporation	Copper (Molybdenum)	Producing	Effective 0.8306% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing - Upper Zone, Developing - Lower Zone	0.3625% NSR
Gediktepe	Türkiye	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Leeville	Nevada	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Balya	Türkiye	Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş.	Zinc-Lead-Silver	Producing	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR
Significant Updates
Caserones, Chile - The Caserones open pit mine is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile’s Andean Cordillera. As at December 31, 2023 EMX held an (effective) 0.7775% NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totaling approximately 17,000 hectares. The mine is operated by Lundin. Caserones produces copper and molybdenum concentrates from a conventional crusher, mill, and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant.
In 2023, the Company increased its effective NSR royalty interest in the Caserones property from 0.7335% to 0.7775% by acquiring an additional 2.263% interest in the underlying Caserones royalty holder, SLM California, for $3,517,000 through EMX's wholly-owned subsidiary EMX Chile SpA.
The Company’s effective share of the royalty revenue in Caserones totaled $3,375,000 for Q4 2023 (Q4 2022 - $1,247,000) and $10,407,000 for the year ended December 31, 2023 (2022 - $7,120,000). The Company's effective royalty distribution totaled $1,920,000 for Q4 2023 (Q4 2022 - $464,000) and $7,013,000 for the year ended December 31, 2023 (2022 - $5,224,000). These payments were based upon copper and molybdenum mine production between Q4 2022 and Q3 2023. These royalty distribution payments to EMX were after payment of Chilean taxes of approximately 27%.
Subsequent to December 31, 2023, EMX acquired an additional 2.737% ownership in SLM California, for cash consideration of $4,742,000 pursuant to an agreement with Franco Nevada. The acquisition provided EMX with a further 0.0531% (effective) NSR royalty interest in the Caserones royalty property, thereby increasing the Company’s effective NSR royalty interest to 0.8306%.
Lundin closed its acquisition of fifty-one percent (51%) of the equity of previous operator MLCC from JX Nippon and certain JX Nippon subsidiaries in July 2023 which established Lundin as the operator of Caserones (see Lundin news release dated July 13, 2023). In connection with the acquisition, Lundin filed a Caserones Technical Report that included mineral resource and mineral reserve estimates prepared in accordance with National Instrument 43-101.
Subsequent to December 31, 2023, the mineral resources and mineral reserves were updated to year-end 2023 by Lundin as given below (see Lundin news release dated February 8, 2024 and Lundin's AIF for the year ended December 31, 2023):

Caserones Mineral Resource Statement, Effective December 31, 2023
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Measured	390,547	0.34	0.01	1,343	41
Indicated	1,111,318	0.26	0.01	2,936	113
Meas+Ind	1,501,865	0.28	0.01	4,279	154
Inferred	186,215	0.22	0.01	412	16

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Notes:
1.Totals may not sum correctly due to rounding.
2.Resource metal price assumption of $4.20/lb copper.
3.Open pit mineral resources are reported within a conceptual pit shell.
4.Open pit cut-off grade of 0.13% Cu.
5.Mineral resources are inclusive of mineral reserves.

Caserones Mineral Reserve statement, effective December 31, 2023
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Proven	352,876	0.35	0.01	1,223	37
Probable	533,485	0.28	0.01	1,494	57
Total P+P	886,361	0.31	0.01	2,717	94
Notes:
1.Totals may not sum correctly due to rounding.
2.Reserve metal price assumption of $3.65/lb copper.
3.Mineral Reserves are estimated using open pit discard NSR cut-off values of:
a.$11.70/t for ore processed via concentrating and
b.$3.65/t for ore delivered to the heap leach and SX/EW processing.
The Caserones mineral resources and mineral reserves given above are presented on a 100% basis.
According to Lundin, the Caserones mineral resources and mineral reserves increased from the previous estimate due to higher metal price forecasts, block model updates, and changes to mineral resource classification. Lundin also stated that since the Caserones acquisition the company had added an additional 350 kt of copper Proven and Probable Mineral Reserves at Caserones.
Lundin reported copper production of 139,520 tonnes from Caserones for the full year 2023 (see Lundin news release dated January 14, 2024). Lundin also provided 2024 production guidance of 120,000 – 130,000 tonnes copper and 2,500 – 3,000 tonnes molybdenum. The cash cost is forecast to be $2.60/lb – $2.80/lb of copper, after by-product credits. The increase in Caserones cash costs compared to 2023 (i.e., $1.99/lb) reflects lower grades, higher operating costs, and lower by-product credits. The copper production outlook for both 2025 and 2026 was stated by Lundin as 125,000 – 135,000 tonnes, with molybdenum production of 1,500 - 2,000 tonnes in 2025 and 2,500 – 3,000 tonnes in 2026.
Exploration at Caserones is focused on near-mine and in-mine targets that will include $14,700,000 in expenditures and 12,900 meters of planned drilling as well as geophysical surveys in 2024 (see Lundin news release dated January 14, 2024). The 2024 drill program is underway with three rigs targeting Caserones deep sulfide mineralization and the Angelica prospect (see Lundin news release dated February 21, 2024), both of which are covered by EMX royalty ground. Lundin stated that this is the first significant exploration drill program since the mine began operating in 2013 (see Lundin news release dated February 21, 2024).
Timok, Serbia - EMX’s Timok royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the “Upper Zone”, and a deeper body of porphyry-style copper-gold mineralization known as the “Lower Zone”. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone. EMX’s royalty covers both the Upper and Lower Zones. The Cukaru Peki deposits and operations are summarized in Zijin’s annual reports and in various Zijin disclosures. A NI 43-101 technical report for the Timok royalty entitled “NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia” dated March 25, 2022 and with an effective date of December 31, 2020, was filed by EMX on March 31, 2022 and is available on SEDAR+.
On September 1, 2023, EMX executed the Amended Timok Royalty Agreement with Zijin. EMX and Zijin agreed that the Timok royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
exploration license north of the currently active Bor Mine. Subsequent to the execution of the Amended Timok Royalty Agreement, EMX received $6,676,000 in royalty proceeds from its Timok royalty with Zijin. This included retroactive payments that date back to the commencement of production.
EMX earned $943,000 in royalty revenue from the Timok royalty in Q4 2023 (Q4 2022 - $Nil) and $8,632,000 for the year ended December 31, 2023 (2022 - $Nil). This included a payment of $1,590,000 for production that took place from July through December, 2021 and a payment of $3,200,000 for the calendar year 2022.
Gediktepe, Türkiye - The Gediktepe VMS polymetallic deposit is located in western Türkiye. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the “oxide zone” (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the “sulfide zone” (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see EMX news release dated July 29, 2021), and are being advanced by operator Lidya Madencilik Anayi ve Ticaret A.S. (“Lidya”), a private Turkish company.
The Gediktepe Mine reached a cumulative production of 10,000 gold equivalent ounces in June 2022. This triggered the 10% NSR royalty payments to EMX for all subsequent production of metals from the oxide zone mining operation.
EMX earned $2,638,000 in royalty revenue from the Gediktepe Mine in Q4 2023 (Q4 2022 - $590,000) and $6,694,000 for the year ended December 31, 2023 (2022 - $3,709,000). In 2023 EMX also received $4,000,000 in milestone payments from Gediktepe which became due upon the first anniversary of commercial production for the oxide gold project. This payment was earned in 2022 and therefore recognized as a milestone payment in 2022. Milestone payments are included in option and other property income. The royalty revenue from Q4 represented a marked uptick in revenue to EMX, with revenue from November and December exceeding $1,000,000 each month for the first time.
Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Turf, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture. Leeville Royalty property mineral resource and mineral reserve estimates as well as life of mine plans are not available to EMX from operator NGM.
EMX earned $1,164,000 in royalty revenue from Leeville in Q4 2023 (Q4 2022 - $593,000) and $3,135,000 for the year ended December 31, 2023 (2022 - $2,348,000). The Leeville payments for 2023 were the best since EMX’s acquisition of the royalty in 2012 due to a combination of strong production (1,596 gold ounces) and robust gold prices (i.e., approximately $1,800-2,100 per ounce).
NGM continues to explore and develop the Greater Leeville Complex, which includes the Company's Leeville Royalty property.
Balya, Türkiye - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Türkiye. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property. The initial phases of mining at Balya North commenced in late 2021, and production is now sourced from multiple underground working faces and mine levels.
EMX earned $238,000 in royalty revenue from the Balya property in Q4 2023 (Q4 2022 - $Nil) and $968,000 for the year ended December 31, 2023 (2022 - $Nil). Production began to ramp up again in Q2 2023 with 99,185 tonnes of mineralized material produced from the Balya North Mine. Production continued to accelerate in Q3 2023, with 161,133 tonnes of mineralized material produced. Production was reduced due to wet weather conditions in Q4 2023 (this led to reduced throughput at the crusher), with 105,905 tonnes of mineralized material produced by the end of Q4 2023.
Gold Bar South, Nevada - EMX’s Gold Bar South 1% NSR royalty property, operated by McEwen, covers a sediment-hosted, oxide gold deposit situated approximately 5.6 kilometers southeast of McEwen’s Gold Bar open pit mining operation in north-central Nevada. Initial Gold Bar South mining started in December of 2022, with EMX receiving royalty revenue commencing in 2023.
EMX earned $77,000 in royalty revenue in Q4 2023 (Q4 2022 - $Nil) from Gold Bar South and $270,000 for the year ended December 31, 2023 (2022 - $Nil).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper	Resource Development	1.5% NSR
Tartan Lake	Canada	Canadian Gold Corp.	Gold	Resource Development	2.0% NSR
Yenipazar	Türkiye	Virtus Madencilik	Gold -Silver-Zinc-Copper-Lead	Feasibility	6%-10% NPI
Akarca	Türkiye	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Gold-Silver	Resource Development	1%-3% NSR
Sisorta	Türkiye	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Under Construction	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Development Permitting	0.5% to 1% NSR
Kaukua	Finland	GT Resources Inc.	PGE-Nickel-Copper	Resource Development	2% NSR
Significant Updates
Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver. There are multiple mineralized zones, including the Oculto and JAC resource development projects. EMX’s Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. In addition to EMX’s NSR royalty, there is a $7,000,000 payment due to EMX upon the earlier of commencement of commercial production or July 31, 2025.
During 2023, AbraSilver focused on its Phase III 22,000 meter drill program, that included systematic delineation of the high grade JAC Zone, which was discovered in 2022, as well as reconnaissance drilling that resulted in the discovery of the JAC North target (see AbraSilver news releases dated July 12, August 9, and August 30, 2023). In addition, the Alpaca target and Fantasma deposit were drilled as a part of a regional exploration program (see AbraSilver news release dated November 1, 2023).
AbraSilver reported positive metallurgical test results in 2023 with overall recoveries for the JAC and Fantasma deposits ranging between 86%-93% for silver and 82%-91% for gold (see AbraSilver news release dated June 1, 2023). AbraSilver also reported on positive results from metallurgical optimization test work conducted for the Oculto deposit . From this work, the recovery rates at Oculto are expected to range between 82% - 86% for silver and 84% - 89% for gold. These results represent a significant increase over the recovery rates of 73.5% for silver and 86% for gold used in AbraSilver's preliminary economic assessment (see AbraSilver news release dated October 10, 2023).
Based upon the additional drilling and metallurgical work completed, AbraSilver reported an updated mineral resource estimate for the Oculto deposit, as well as first time mineral resource estimates for the JAC, Fantasma and Laderas deposits which are proximal to the west and southwest of Oculto (see AbraSilver news release dated November 27, 2023). The updated mineral resource estimates represent significant increases in measured and indicated average grades (32%) and contained silver (36%), which in part is due to contributions from the high-grade JAC deposit. The Diablillos measured and indicated mineral resources now total contained metal of 148,275 Koz silver and 1,360 Koz gold. All of the reported mineral resources represent oxide mineralization and are constrained by four conceptual open pits that have the potential to merge with further exploration (see AbraSilver news release dated November 27, 2023).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Diablillos Mineral Resource Statement, Effective as of November 22, 2023
Deposit	Category	Ktonnes	Ag g/t	Au g/t	AgEq g/t	Ag Koz	Au Koz	AgEq Koz
Oculto	Measured	12,170	101	0.95	178	39,519	372	69,523
	Indicated	34,654	64	0.85	133	71,306	947	147,748
	Meas&Ind	46,824	74	0.88	145	111,401	1,325	218,335
	Inferred	3,146	21	0.68	76	2,124	69	7,677
JAC	Measured	1,870	210	0.17	224	12,627	10	13,452
	Indicated	3,416	198	0.12	208	21,744	13	22,808
	Meas&Ind	5,286	202	0.13	212	34,329	22	36,191
	Inferred	77	77	-	77	190	-	190
Fantasma	Measured	-	-	-	-	-	-	-
	Indicated	683	105	-	105	2,306	-	2,306
	Meas&Ind	683	105	-	105	2,306	-	2,306
	Inferred	10	76	-	76	24	-	24
Laderas	Measured	-	-	-	-	-	-	-
	Indicated	464	16	0.91	89	239	14	1,334
	Meas&Ind	464	16	0.91	89	239	14	1,334
	Inferred	55	43	0.57	89	76	1	157
Total	Measured	14,040	116	0.85	184	52,146	382	82,975
	Indicated	39,217	76	0.77	138	95,594	974	174,196
	Meas&Ind	53,257	87	0.79	151	148,275	1,360	258,087
	Inferred	3,288	23	0.66	76	2,415	70	8,049
Notes:
1.The formula for calculating AgEq is: Silver Eq = Silver + Gold x (Gold Price/Silver Price) x (Gold Recovery/Silver Recovery).
2.The mineral resource is reported inside a conceptual Whittle open pit shell derived using US$ 24.00/oz Ag price, US $1,850/oz Au price, 82.6% process recovery for Ag, and 86.5% process recovery for Au. The constraining open pit optimization parameters used were US $1.94/t mining cost, US $22.97/t processing cost, US $3.32/t G&A cost, and average 51-degree open pit slopes.
3.A Net Value per block (“NVB”) cut-off was used to constrain the Mineral Resource with the conceptual open pit. The NVB method resulted in an average equivalent cut-off grade of approximately 45g/t AgEq.
4.All figures are rounded to reflect the relative accuracy of the estimates. Minor discrepancies may occur due to rounding.
On January 10, 2024, AbraSilver filed a report on SEDAR+ titled "NI 43-101 Technical Report Mineral Resource Estimate Diablillos Project" dated January 10, 2024 with an effective date of November 22, 2023.
In addition to the current updated mineral resource statements, AbraSilver indicated in its November 27, 2023 news release that “numerous opportunities exist to further expand the mineral resources within the existing deposits, in addition to defining new mineralized zones through a step-out exploration drill campaign and AbraSilver is currently prioritizing and sequencing the various targets ahead of the next exploration campaign which is expected to commence in Q1 2024”.
Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd (TSX-V: AAG; OTCQB: AAGFF) (“Aftermath”). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX’s sliding scale royalty interest in (i.e., 1-1.25% NSR based on metal prices), and future earn-in payments (i.e., totaling $8,750,000) from Berenguela were acquired in 2021 as part of the SSR Royalty Portfolio Transaction.
In Q1 2023, Aftermath reported a mineral resource estimate based upon data from 386 holes drilled by Aftermath (2021-2022), and 323 historical drill holes (2004-2019) (see Aftermath news release dated March 2, 2023). The Berenguela open pit constrained mineral resource estimate at a 80 g/t silver equivalent cutoff is:

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Berenguela Mineral Resource Statement, Effective as of January 31, 2023
	Mtonnes	Ag g/t	Mn %	Cu %	Zn %	Ag Moz	Mn Mt	Cu Mlb	Zn Mlb
Measured	6.152	101	8.89	0.85	0.30	20.0	0.55	115.3	41.2
Indicated	34.024	74	5.60	0.63	0.34	81.2	1.90	473.7	258.1
Meas & Ind	40.176	78	6.10	0.67	0.34	101.2	2.45	589.0	299.3
Inferred	22.287	54	3.57	0.42	0.25	38.8	0.80	204.3	122.8
Notes:
1.Silver equivalent (AgEq) formula is based on metal prices of $22.50/oz Ag, $4.00/lb Cu, $1.45/lb Zn, and $530/t MnSO4, and recoveries of 81% Ag, 81% Cu, 76% Z, and 81% Mn.
2.Mineral Resources are depleted for historically mined out material.
Also see the technical report entitled “Berenguela Mineral Resource Estimate NI 43-101, Province of Lampa, Department of Puno, Peru” with an effective date of March 30, 2023 and report date of April 12, 2023, which is available on Aftermath's SEDAR+ profile.
In Q4 2022, EMX agreed to defer a $2,500,000 payment due from Aftermath to November 2023 in consideration of (a) Aftermath paying EMX $400,000 and (b) granting EMX a right of first refusal on any additional Berenguela royalties Aftermath may elect to sell in the future. In Q2 2023, EMX received such $2,500,000 payment early from Aftermath. Remaining option payments due to EMX are:
•$3,000,000, which is now deferred to May 2025 from November 2024 in consideration of the Q2 2023 accelerated payment.
•$3,250,000, which is due in November 2026.
Other obligations include Aftermath’s completion of a pre-feasibility study by November 2024 and payment of a sliding-scale NSR royalty to EMX for the life of mine based upon: a) a 1% NSR royalty when the silver market price is up to and including $25/oz, or b) a 1.25% NSR royalty when the price of silver is over $25/oz and the price of copper is above $2/lb.
Subsequent to December 31, 2023, Aftermath announced that it had identified porphyry and skarn copper targets for follow-up approximately four kilometers to the southwest of the resource project area after reviewing historical geophysical, geochemical, and reconnaissance drill data (see Aftermath news release dated February 1, 2024). Metallurgical test work is also underway with the goal of producing silver and copper and a commercial battery-grade or fertilizer-grade manganese product.
Challacollo, Chile - Challacollo is a resource stage low-sulphidation epithermal silver-zinc-lead deposit located in Chile’s northernmost Region I. EMX retains a 2% NSR royalty covering Challacollo, payable after 36 million ounces of silver have been produced, with a cap of $5,000,000. The project hosts open pit and underground constrained silver-gold mineral resources (effective date of December 15, 2020), which are considered as historical resources by EMX. The Company’s interest in the Challacollo project was acquired in 2021 as part of the SSR royalty portfolio transaction.
In late 2023, Aftermath completed a remote sensing study and is considering geophysical surveys as a means to identify drill targets along strike from the known mineralization (see Aftermath's management's discussion and analysis for the six months ended November 30, 2023).
San Marcial, Mexico - San Marcial is a resource stage epithermal silver deposit located in Sinaloa, Mexico. EMX retains a 0.75% NSR royalty covering San Marcial, which is integrated within the Plomosas project owned and operated by GR Silver Mining Ltd. (TSX-V:GRSL; OTCQB GRSLF; FRA:GPE) ("GR Silver"). GR Silver has a buyback right on the NSR royalty that can be exercised by payment of C$1,250,000 to EMX. EMX’s interest in San Marcial was acquired in 2021 as part of the SSR royalty portfolio transaction.
In Q1 2023, GR Silver reported an updated San Marcial mineral resource estimate based upon 122 holes (19,000 m), of which 75 holes (10,500 m) were new since the previous 2019 estimate (see GR Silver news release dated March 20, 2023). The current San Marcial combined open pit and underground constrained mineral resource estimates assumed mining and processing costs of $30/t for the open pit, and $60/t for underground resources reported as (note that Au stated as having 0% recovery):

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

San Marcial Mineral Resource Statement Effective as of March 15, 2023
Type	Mineral Resource Class	Tonnes (Mt)	Average Grade						Contained Metal
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	AgEq (g/t)	Ag (Moz)	Au (Moz)	Pb (kt)	Zn (kt)	Cu (kt)	AgEq (Moz)
Open Pit	Indicated	9	146	0.04	0.2	0.3	-	161	42	10.2	16	28	-	47
	Inferred	2	127	0.03	0.1	0.2	-	136	6	1.4	1	3	-	7
Underground	Indicated	1	176	0.06	0.3	0.6	-	206	4	1.5	2	4	-	5
	Inferred	1	164	0.03	0.2	0.4	-	182	8	1.6	3	5	-	9
Notes:
1.Silver equivalent (AgEq) calculated using $22/oz and 94% recovery for Ag, $1750/oz and 0% recovery for Au, $1.10/lb and 59% recovery for Pb, and $1.30/lb and 80% recovery for Zn. Gold was not used in the estimation of the silver equivalent for the San Marcial estimate because of limited metallurgical testwork for gold; however, the preliminary work does indicate that gold recoveries could be in the range of 70% to 80%.
2.Numbers may not add up due to rounding.
See the technical report entitled “2023 Technical Report and Mineral Resource Update for the Plomosas Project” with an effective date of March 15, 2023 and a report date of May 3, 2023, which is available under GR Silver's SEDAR+ profile.
GR Silver also reported ongoing step-out exploration drill results from the “SE Area” discovery zone, which is 250 meters along strike from the San Marcial resource area. These results included 11.3 meters (147-158.3 m) averaging 584 g/t silver in hole SMS23-02, 35.2 meters (229.3-264.5 m) averaging 134 g/t silver in hole SMS23-03, and 20.2 meters (261.7-281.8 m) averaging 187 g/t silver, with a subintervals of 5.7 meters averaging 513 g/t silver and 0.8 meters averaging 2,041 g/t silver in hole SMS23-05 (true widths unknown) (see GR Silver news releases dated May 25, June 14, and August 15, 2023).
Parks-Salyer, Arizona -- EMX’s Parks-Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton copper mine in central Arizona and is controlled and operated by Arizona Sonoran Copper Company, Inc. (TSX: ASCU) (“ASCU”). The Parks-Salyer deposit together with the Cactus deposit (open pit and underground) and historical stockpiles are collectively known as the Cactus Project by ASCU. EMX retains a 1.5% NSR royalty covering 158 acres of the eastern portion of the Parks-Salyer deposit (i.e., +- 25% of the deposit footprint). One percent of the royalty can be bought down for $500,000. The Company continues to receive ongoing AAR payments.
During 2023, ASCU continued with its delineation and infill drill programs. Results from EMX’s royalty property included enriched (secondary sulfide) intercepts such as 112.7 meters (starting at 516 m) averaging 1.63% total copper (CuT) and 0.040% molybdenum in drill hole ECP-135, and 265.9 meters starting at 330.7 meters of 1.64% copper in hole ECP-108 (average of combined enriched & primary zone grades reported as total Cu) (true widths unknown) (see ASCU news releases dated January 17, and June 14, 2023). ASCU’s continued definition drilling has demonstrated the continuity and thicknesses of mineralization within the Parks-Salyer oxide and enriched zones.
In Q4 2023, ASCU announced updated mineral resource estimates for the Parks-Salyer, Cactus, and Stockpile deposits (i.e., the Cactus Project) (see ASCU news release dated October 16,2023). The underground mineral resources for Parks-Salyer, which are partially covered by EMX's royalty, were stated as:

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Parks-Salyer Mineral Resource Statement, Effective as of May 19, 2023
	UPDATED MINERAL RESOURCE
	Tons kt	Grade Cu%	Cu Mlbs
Total Indicated	143,900	1.009	2,906.1
Total Leachable	130,200	1.028*	2,676.6
Oxide	10,000	0.921*	183.7
Enriched	120,200	1.037*	2,493.0
Total Inferred	48,400	0.967	936.1
Total Leachable	44,500	0.982*	873.2
Oxide	8,700	0.925*	161.7
Enriched	35,700	0.996*	711.5
* Denotes Cu Tsol generated using sequential assaying to calculate the grade soluble Cu
Notes:
1.Leachable copper grades are reported using sequential assaying to calculate the soluble copper grade. Primary copper grades are reported as total copper, total category grades reported as weighted average copper grades of soluble copper grades for leachable material and total copper grades for primary material. Tons are reported as short tons.
2.Resources use a copper price of US$3.75/lb.
3.Technical and economic parameters defining underground resource: mining cost US$27.62/t, G&A US$0.55/t, and 5% dilution.
4.Technical and economic parameters defining processing: Oxide heap leach (HL) processing cost of US$2.24/t assuming 86.3% recoveries, enriched HL processing cost of US$2.13/t assuming 90.5% recoveries, primary mill processing cost of US$8.50/t assuming 92% recoveries. HL selling cost of US$0.27/lb; Mill selling cost of US$0.62/lb.
5.For Parks-Salyer variable cut-off grades were reported depending on material type, associated potential processing method, and applicable royalties.
6.Totals may not add up due to rounding.
Parks-Salyer’s new total indicated mineral resource totals 2,906 Mlbs of contained copper versus a 2022 inferred mineral resource of 2,915 Mlbs of contained copper. The conversion of nearly 100% of inferred mineral resources to indicated mineral resources contained copper is principally due to successful infill drilling. In addition, there is a further 936 Mlbs of contained copper reported in the current total inferred mineral resource category.
Subsequent to December 31, 2023, ASCU announced results from a pre-feasibility study for the Cactus Project, which includes Parks Salyer (see ASCU news release dated February 21, 2024). The “maiden mineral reserves” for all four of the open pit and underground mining areas of the Cactus Project are 276.3 Mtons averaging 0.549% CuT and 0.484% Cu Tsol containing 3,032.0 Mlbs in the proven and probable mineral reserve categories (proven mineral reserves of 3.6 Mtons @ 0.249% CuT and 0.225% Cu Tsol; probable mineral reserves of 272.7 Mtons @ 0.552% CuT and 0.487% Cu Tsol). The project has a range of 85%-92% LOM average soluble copper recoveries and will produce “LME Grade A” copper cathodes onsite via heap leach and a solvent extraction/electrowinning plant that recovers 2.31 billion pounds from copper oxides and secondary sulphides over a life of mine of 21 years. The pre-tax NPV(8) of the project at a $3.90/lb copper price is $509 million, and the post-tax NPV(8) is $733 million.
In specific, the Parks-Salyer underground mineral reserves (probable mineral reserves only, no proven mineral reserves), which are partially covered by EMX’s royalty, were reported as:

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	25

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Parks-Salyer Mineral Reserve Statement, Effective as of November 10, 2023
	Tons kt	Grade CuT%	Grade Cu Tsol%	Pounds Cu Mlbs
Proven	-	-	-	-
Probable	96,248	0.930	0.820	1,789.7
Notes:
1.The Qualified Person for the underground estimate for Parks-Salyer is Nat Burgio of AGP Consultants Inc.
2.Metal price of Cu $3.70/lb.
3.Processing costs are variable and based upon material type, processing destination, copper grade, and copper recovery.
4.General and administration cost of $0.47/ton processed.
5.Process recoveries are variable depending upon mineralization type, sequential copper grades, and comminution size.
6.Underground mining cost of $27.62.
7.The footprint delineation for the Parks/Salyer mine was based on a resource model block cash flow dollar value (CFTC1) of $27.62 (net of process, G/A and royalties).
8.Inferred resources included in the ‘cave flow’ mixing process have been assigned zero grade.
According to ASCU's pre-feasibility study, Parks-Salyer sub-level cave underground development will start in Year 1 and mining will continue until Year 20. A total of 96 Mtons of leach ore averaging 0.82% Tsol Cu will be processed.
The Cactus Project has excellent available infrastructure and mining will be located on private land and two Arizona State Land Department leases. According to ASCU, the next steps for 2024 include assessing the application of Nuton technology for leaching primary sulfides, and the potential for a starter pit at the “MainSpring” deposit which is located directly south of Parks-Salyer.
ASCU’s technical report supporting its February 21, 2024 news release was pending as of the date of this MD&A.
EMX, as a royalty holder, does not have access to the data necessary to report the portion of the mineral resources or mineral reserves covered by its Parks-Salyer royalty property. However, in Q4 2022 EMX received a $3,000,000 milestone payment from ASCU based upon declared mineral resources totaling more than 200 million pounds of contained copper covered by the Parks-Salyer royalty. Specifically, ASCU reported to EMX that a total of 725.5 million pounds of contained copper (approximately 25% of the total contained copper from the 2022 total inferred mineral resource of 2,915 Mlbs contained copper) were covered by the EMX royalty. The Company notes that the footprint of the Parks-Salyer deposit within EMX’s royalty property boundary has not changed materially from the 2022 to 2023 resource models.
Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Canadian Gold Corp. (TSX-V: CGC) (formerly Satori Resources Inc.) ("CGC"). CGC has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX. EMX’s interest in Tartan Lake was acquired in 2021 as part of the SSR royalty portfolio transaction.
In Q2 2023, CGC announced a Phase 1 exploration program of 4,000 meters of drilling to extend Main Zone gold mineralization to depth (see CGC news release dated May 12, 2023). In Q3 2023, CGC disclosed Phase I results that included one of the best intercepts in the mine’s history from; TLMZ23-26, that extended mineralization 325 meters below the lower limit defined by the (historical) resource estimate, and which returned 12.0 g/t gold over 8.0 meters (1034-1042 m) within 53.7 meters (1000.3-1057 m)averaging 4.2 g/t gold (true width unknown) (see CGC news release dated August 23, 2023). Additional Phase I drill results reinforced the potential for a larger discovery below the (historical) mineral resource limit (see CGC news release dated September 27, 2023). CGC also provided an update on its regional field work at Tartan Lake, which included high-grade gold samples located approximately 1.4 kilometers from the Tartan mine.
Subsequently, CGC commenced a Phase 2 program with a minimum of 2,500 meters of drilling planned (see CGC news release dated November 8, 2023). The Phase 2 program will target extensions of the Main Zone gold mineralization (see CGC news release dated December 21, 2023).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	26

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Yenipazar, Türkiye - The Yenipazar polymetallic VMS deposit in central Türkiye is currently owned and advanced by Virtus Madencilik ("Virtus"), a private Turkish company that is partly owned by Trafigura Ventures V B.V. EMX holds a Net Profits Interest ("NPI") royalty that is set at 6% until US$165,000,000 in revenues are received, after which the NPI converts to a 10% interest. The Yenipazar Royalty was acquired by EMX in 2021 as part of the SSR royalty portfolio transaction.
Previous owner Aldridge Minerals Inc. ("Aldridge") disclosed a historical feasibility study on the project in 2013, which was updated in 2014. This remains the most recent public disclosure of technical information and historical mining reserves and resources on the project. Since acquiring the royalty, EMX has maintained contact with Virtus and received updates on the status of the project. Virtus updated the feasibility study in 2019, but this in-house report remains unpublished as of the date of this document.
Akarca, Türkiye - The Akarca epithermal gold-silver deposit in western Türkiye was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down
To date, over 350 exploration drill holes and 17 kilometers of trenching have been completed along with collection of over 6,500 rock and 3,500 soil samples and preparation of in-house (non-public) resource models for the gold-silver mineralized zones.
In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it is awaiting a final legal ruling on the land use issue, which will allow Çiftay to resume its programs at Akarca. Çiftay is currently determining strategies for continued exploration and development of the project.
Sisorta, Türkiye - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, commenced development of the Sisorta project in 2022, and construction continued to progress in Q4 2023. Bahar now anticipates commissioning of the leach pad and ADR plant in mid-2024.
Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone. The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.
In Q3 2023, Copperstone announced updated information for the environmental permit application timeline. A site inspection by the Land and Environmental Court was held on September 29, 2023 with the main hearing regarding consideration of the environmental permit scheduled for February, 2024 (see Copperstone news releases dated June 29, 2023 and September 25, 2023). Copperstone also announced that its application for land allocation has been approved and that the Swedish government has designated that the Viscaria project area can be used for mining (see Copperstone news release dated June 29, 2023).
In Q4 2023, Copperstone provided updated information for the environmental permit application timeline. On December 7 2023 Copperstone announced that the main hearing regarding consideration of the environmental permit is scheduled to commence on January 30 2024 and run through February 21 2024. The environmental permit is considered a key milestone preceding construction and development.
Copperstone also completed an additional 60,000 meters of drilling in 2023 and continued work on the Viscaria feasibility study. Overall Copperstone has invested over 1 billion SEK (approximately $100 million) since they acquired the project on March 8, 2019. Copperstone has indicated that it expects production to commence by the end of 2025 or early 2026.
Kaukua, Finland - EMX holds a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland. The Kaukua deposit is being advanced by GT Resources Inc (formerly Palladium One Mining Inc.) (TSX-V: GT) ("GT"), as part of its Läntinen Koillismaa ("LK") project. GT can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000,000. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
GT's LK project is a PGE rich magmatic Ni-Cu sulfide system with multiple centers of drill defined mineralization. EMX's royalty covers the Kaukua and the newly defined Murtolampi PGE-Ni-Cu deposits. In 2022 GT announced an updated NI43-101 mineral resource estimate for Kaukua and Murtolampi (see GT news release dated April 25, 2022 and technical report entitled "Technical Report on the Läntinen Koillismaa Project, Finland, Report for NI 43-101" with an effective date of April 25, 2022 and report date of May 27, 2022):

LK Project Mineral Resource Statement, Effective as of April 25, 2022
Category - Deposit Area	Tonnes (Mt)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co ppm
Indicated - Kaukua Area	38.2	0.61	0.22	0.07	0.13	0.11	65
Inferred - Kaukua & Murtolampi	30.8	0.52	0.20	0.08	0.14	0.14	86
Notes:
1.The mineral resources have been reported above a preliminary open pit constraining surface using a Net Smelter Return (NSR) pit discard cut-off of US$12.5/t (which for comparison purposes equates to an approximately 0.65 g/t Palladium Equivalent in-situ cut-off, based on metal prices only as given below).
2.The NSR used for reporting is based on the following:
a.Metal prices of US$ 1,700/oz Pd, US$ 1,100/oz Pt, US$ 1,800/oz Au, US$ 4.25/lb Cu, US$ 8.50/lb Ni and US$ 25/lb Co.
b.Variable metallurgical recoveries for each metal were used at Kaukua and Murtolampi.
c.Commercial terms for a Cu and Ni concentrate based on indicative quotations from smelters
Exploration Royalty & Royalty Generation Projects
The Company has 149 exploration stage royalties and 116 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects described previously in this MD&A). A complete listing of the exploration stage royalties is included in Appendix A of this MD&A. The following table below provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief discussions of select regional and project highlights.

Country	Exploration Royalty		Royalty Generation Project
	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	26	17	22	19
Canada	39	4	13	8
Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	4	5	2	6
Argentina	1	-	-	-
Sweden	10	11	1	9
Finland	2	-	-	-
Norway	-	14	5	11
Serbia	1	1	-	-
Morocco	-	-	6	11
Türkiye	-	-	1	1
Australia	4	1	1	-
	94	55	51	65

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of United States
EMX added to its growing royalty portfolio during 2023 with the completion of seven new royalty agreements. There are now a total of 46 royalty properties or properties being advanced for a retained EMX royalty interest. Partners advanced and/or funded more than 14 project work programs, including nine drill projects For the year, partners spent more than $19,500,000 on EMX's early-stage U.S. Royalty generation portfolio. EMX advanced 40 additional projects that are available for partnership. EMX remains one of the largest mineral rights holders in the southwestern U.S., including key properties in the porphyry copper districts of Arizona and the Carlin-type gold deposit trends of Nevada.
Highlights of United States
Swift, Nevada, USA - EMX’s Swift Royalty Property (3.25% production returns royalty), located in Nevada’s Cortez district, is owned by Ridgeline Minerals Corp. (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0) (“Ridgeline”) and operated by NGM (i.e. Barrick and Newmount) in a joint venture with Ridgeline. Pursuant to the Swift joint venture agreement with NGM, NGM can incur a minimum of $20,000,000 in qualifying work expenditures over an initial five-year term to earn a 60% interest in Swift, and will have further options to increase its interest to a total of 75% (see Ridgeline news release dated August 10, 2023).
During 2023, Ridgeline reported on two reconnaissance “framework” holes that intersected Lower-Plate carbonate host rocks between depths of 570-830 meters with widespread intervals of Carlin-Type alteration and thick zones (i.e., 37.2-48.8 m) of anomalous gold (silver) mineralization (see Ridgeline news release dated February 16, 2023). The intercepts included 48.8 meters starting at 667.5 meters averaging 0.45 g/t Au in hole SW22-003 (true width not reported). NGM has proposed a budget of up to $5,000,000 to fund the next phase of framework drilling in 2024.
Selena, Nevada, USA - Ridgeline owns and operates EMX’s Selena Royalty Property (3.25% production returns royalty) which hosts multiple polymetallic carbonate replacement deposit (“CRD”) and skarn targets (i.e., Chinchilla Oxide, Chinchilla Sulfide, Jupiter, etc.) along an approximately 3.5 kilometer strike length (see Ridgeline investor presentation dated February 2024).
Drill intercepts reported from the Chinchilla oxide zone included 32.5 meters starting at 246.3 meters averaging 153.42 g/t Ag, 2.51% Pb, 1.60% Zn, and 0.1 g/t Au in hole SE 22-045 (true width estimated at 70-90% of reported interval length) (see Ridgeline news release dated January 24, 2023). Follow-up intercepts from a five hole, 2,000-meter drill program returned continuous intercepts of shallow-oxide, Ag-Pb-Zn-Au mineralization including a) hole SE23-048 with 10.9 meters averaging 94.1 g/t Ag, 1.3% Pb, 0.7% Zn, and 0.2 g/t Au starting at 85.3 meters vertical depth in the Upper Chinchilla Zone (true width estimated at 70-90% of the reported intercept length), as well as b) the first intercepts of Ag-Pb-Zn-Au mineralization from the Lower Chinchilla zone, which effectively doubled the vertical extent of stacked zones of mineralization (see Ridgeline news releases dated October 12, and December 6, 2023).
South32 Portfolio, Arizona, USA - EMX executed exploration programs funded by South32 on a portfolio of seven projects. The properties were retained from a four-year Regional Strategic Alliance which concluded in late 2022 and are located in Arizona, Utah, New Mexico, and Nevada. During 2023, the portfolio was advanced through drilling, permitting, geological mapping, geochemical sampling, and geophysical surveys. Two of the projects were advanced to Designated Project status with the execution of separate exploration and option agreements based on encouraging exploration results (see EMX news release dated December 6, 2018 for terms of the Designated Project option agreements). Follow-up work to advance the portfolio will continue in 2024.
Hardshell, Arizona, USA - South32 continued to advance its Hermosa property, which includes EMX’s Hardshell royalty property. The Hermosa property is comprised of a) the Taylor polymetallic (Zn-Pb-Ag) development project adjacent to the north of Hardshell with CRD mineralization that projects down dip onto EMX’s royalty footprint, b) the Peake Cu-Pb-Zn-Ag prospect, which as currently outlined is partially covered by EMX’s royalty ground, and c) the Clark deposit to the east of Hardshell. EMX retains a 2% NSR royalty on Hardshell that is not capped nor subject to buy down.
South32’s advances during the year at Hermosa were summarized in a July 24, 2023 news release, its August 23, 2023 “Financial Results and Outlook Year Ended 30 June 2023” news release and investor presentation, and its February 14, 2024 “Financial Results and Outlook - half year ended 31 Dec 2023” news release and presentation.
•Drilling at the Peake prospect, which is partially covered by EMX’s Hardshell royalty property, returned multiple copper-enriched polymetallic intercepts occurring as stacked horizons of disseminated to semi-massive sulphide mineralization (also see EMX new release dated October 2, 2023). Results from Hardshell included the best Peake drill intercept to

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
date in hole HDS-813, with 139 meters (1302.7-1441.7 m) averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver, with a subinterval of 58.2 meters averaging 3.1% copper, 0.6% lead, 0.24% zinc, 74g/t silver and 0.015% molybdenum (true width unknown). South32 indicated that the upper and lower extents of the horizons tend to have polymetallic mineralization with the central component dominated by copper sulphides, predominantly chalcopyrite and mineralization within the stacked profile is approximately 130 meters thick, for an approximate 450 meter strike length and 300 meter width.
•An updated JORC Code mineral resource estimate for Taylor was completed, with South32 noting that the Taylor resource remains open for expansion in multiple directions. EMX notes that this includes projections onto EMX’s Hardshell royalty property based upon drill intercepts of Taylor-style CRD mineralization.
•Optimization of Taylor mine development took advantage of an accelerated FAST-41 permitting schedule.
•The Taylor feasibility study was completed and the development of Taylor approved, including $2.16 billion in capital expenditures with first production expected in H2 FY2027.
•South32 will follow-up on regional resource growth potential in 2024 with further drilling at the Peake prospect and other targets.
Scout Idaho Portfolio, Idaho, USA - In Q1 2023, EMX executed, via its wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”), definitive agreements to sell a) a portfolio of precious and base metal projects in Idaho acquired via staking between 2018-2022 and b) wholly-owned core drilling subsidiary, Scout Drilling LLC, to Scout Discoveries Corp ("Scout”), a private Idaho based company. In Q3 2023, Scout and EMX closed on an amended transaction for the sale of precious and base metal projects with amended terms that included a 19.9% equity position in Scout, carried through to a $5,000,000 capital raise (satisfied in December 2023), AAR payments for each project beginning upon the first anniversary, milestone payments and a retained 3.25% NSR royalty for each project, of which 1% can be bought down in two stages (0.5% for 600 gold ounces or the cash equivalent within eight years, and an additional 0.5% for 1,800 gold ounces or the cash equivalent before commercial production commences). In addition, Scout purchased Scout Drilling LLC to leverage low-cost in-house drilling to advance the portfolio of projects. Subsequently, Scout added the Cuddy Mountain porphyry copper project to its portfolio for consideration to EMX of additional Scout equity valued at $250,000 and the same commercial terms as noted above.
Scout commenced its exploration programs during 2023, including a Phase I core drilling program at the Erickson Ridge shear-hosted gold project. Erickson Ridge hosts a historical resource which is open in all directions with coincident geochemical/geophysical targets over more than 1.5 kilometers along strike. All five of Scout’s holes intersected gold mineralization consistent with historical results (i.e., intercepts ranging from ~88 to 121 meters averaging ~0.5 to 1.2 g/t gold (true widths unknown).
Copper Warrior, Utah - EMX executed an option agreement for the Copper Warrior copper project in Utah with American West Metals Limited (ASX: AW1) (“American West”) in 2021. The agreement provided EMX with cash and share payments, as well as work commitments during American West’s earn-in period. Upon earn-in, EMX will retain a 2% NSR royalty and receive increasing AAR payments.
In 2023, American West completed a reconnaissance drill program consisting of nine reverse circulation holes totaling 867.16 meters that tested geophysical targets (see American West's “Quarterly Activities Report for the Period Ended December 2023” dated January 31, 2024). Three of the holes intersected zones of anomalous copper (silver) mineralization that included malachite (copper oxide) and fine, disseminated chalcopyrite (copper sulphide). Further drilling will be planned to test the highly prospective four kilometer strike length of the Lisbon Valley fault within the Copper Warrior project area.
Summary of Canadian Portfolio
At year-end, EMX’s portfolio in Canada contained 65 properties covering over 140,000 hectares of mineral and royalty ground held in Ontario, Québec, British Columbia and Manitoba. There are 44 partnered properties with a combination of royalties and/or ongoing cash payments, the majority of which are in the Red Lake District. Partners conducted multiple field programs during 2023, including drill programs on EMX’s royalty properties. EMX also has 21 properties available for partnership in the portfolio, with the company's programs advancing priority projects while also evaluating new royalty generation opportunities.
During 2023, EMX received C$245,000 in cash payments and C$57,000 in share equity payments while partners spent more than US$3,000,000 in exploration expenditures advancing the portfolio.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Chilean Portfolio
EMX’s early-stage porphyry copper/epithermal precious metals portfolio in Chile has seen a number of changes during the last several years due to poor market conditions. The portfolio now consists of a) seven royalty properties, b) 11 projects that were abandoned by partners and are now 100% controlled by EMX and available for partnership, and c) two projects (i.e., Block 2 and Limbo) that are marked for abandonment by EMX.
Highlights of Chilean Portfolio
Pampa Metals Corporation (CSE: PM, OTCQX: PMCF) (“Pampa”) completed a reconnaissance three-hole, 1,957 meter drill program at Block 4 to test coincident geochemical and geophysical anomalies. All three holes intercepted narrow zones of anomalous copper, molybdenum, gold and silver mineralization indicative of the high levels of a porphyry copper system (see Pampa news releases dated June 5, and June 28, 2023). Subsequent to year-end, Pampa abandoned Block 4 with the property reverting to 100% EMX control and now available for partnership.
Summary of Northern Europe
EMX continued to advance its portfolio of projects in Northern Europe, acquiring new gold and battery metals projects totaling over 100,000 hectares in 2023. EMX also established new partnerships for seven EMX properties. EMX saw its highest levels of annual expenditures by partner companies on EMX royalty projects in Northern Europe with approximately US$15,000,000 spent by partners on early-stage exploration programs. EMX assisted with many of the partner-funded exploration and drilling programs in 2023 which created additional revenue streams in the form of management fees and cost recoveries. EMX is now working with its various partners to plan and execute additional exploration and drill programs in 2024.
Highlights of Northern Europe
Tomtebo, Sweden – On October 30, 2023, District Metals Corp (TSX-V: DMX) announced the execution of an Option Agreement with Boliden Mineral AB (STO:BOL) (“Boliden”), where Boliden will fund continued exploration and drilling on EMX’s Tomtebo polymetallic royalty property in the Bergslagen Mining Region of southern Sweden. The agreement calls for Boliden to fund a minimum of C$3,000,000 by October 2027 to earn an 85% interest in the Tomtemo project. Drilling at Tomtebo is slated to resume in Q1 2024. EMX holds a 2.5% NSR royalty over the Tomtebo project along with other considerations.
Vuostok, Sweden – Bayrock Resources Ltd. (an unlisted public Australian company) (“Bayrock”) conducted a 17 hole maiden drill program at EMX’s Vuostok battery metals royalty property in northern Sweden. Bayrock intersected magmatic nickel-copper-cobalt sulfide mineralization at shallow levels in eight of the 17 drill holes. Notable intercepts included drill hole VUO23011 with 6.2 meters averaging 1.2% Ni, 2.2% Cu, 0.04% Co from 11m downhole and drill hole VUO23013 with 6.9m averaging 1.2% Ni, 0.3% Cu, 0.05% Co from 5.1m downhole (see Bayrock news release dated September 20 2023). True widths not reported by Bayrock, but the mineralization at Vuostok is interpreted to be sub-horizontal, and thus the reported intercepts are likely close to true widths.
Stormyra, Espedalen, Norway – Kendrick Resources (LSE:KEN) (“Kendrick”) completed a 19 hole, 1,650 meter drill program at the Stormyra target on EMX’s Espedalen battery metals royalty property in central Norway. Notable intercepts included drill hole ESP2308 with 11.6 meters averaging 2.85% Ni, 1.04% Cu and 0.08% Co from an in-hole depth of 51 meters and 3.65 meters averaging 2.18% Ni, 0.77% Cu and 0.06% Co from an in-hole depth of 37.80 meters in hole ES2307. True widths not reported, but can be estimated at 70-80% according to published cross sections (see Kendrick news release dated May 4 2023). The program served to extend the drill define trend of nickel-copper sulfide mineralization to the south at the Stormyra prospect.
Mofjell, Norway – Mahvie Minerals (STO: MAHVIE) (“Mahvie”) conducted an 11 hole, 1,037 meter maiden drill program inside the workings of the historic Mofjell polymetallic underground mine in central Norway, an EMX royalty property. The Mjofell mine operated between 1928 and 1987 and produced 4.35 million tonnes at 3.61% Zn, 0.71% Pb, and 0.31% Cu (Bjerkgård, et. al (2013). The Mofjell Project: Summary and conclusions. NGU (Norwegian Geological Survey) Report 2013.048). Mahvie acquired the project from EMX in 2022 and has since executed exploration programs including the 2023 underground drill program. Mahvie intersected polymetallic sulfide mineralization in most of their drill holes. Notable intercepts include 16.94 meters averaging 5.00 % Zn, 0.35% Cu, 1.17% Pb, 15.87 g/t Ag and 0.29 g/t Au in drill hole MM003 from an in-hole depth of 76 meters (true widths not reported by Mahvie) (see Mahvie news release dated November 21 2023). EMX holds a 2.5% NSR royalty over the Mofjell project along with other considerations and an equity stake in Mahvie.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Australian Portfolio
EMX continued to execute its business model in Australia with several new agreements for EMX projects. This led to enhanced cash flow and recoveries for the calendar year 2023. EMX is now conducting additional reconnaissance programs to identify new projects for acquisition and partnership. Although EMX’s historic focus in Australia has been on gold projects, new partnerships at Copperhole Creek and Yarrol have diversified EMX’s royalty property exposures to include base metals and strategic commodities such as cobalt and manganese.
Highlights of Australian Portfolio
Copperhole Creek, Australia - The Company optioned the Copperhole Creek project in Queensland, Australia to Lumira Energy Limited (“Lumira”), a private Australian company in Q3 2023. Lumira exercised its option to acquire a 100% interest in the project in October 2023 with EMX retaining a 2.5% NSR royalty and other considerations. The Copperhole Creek prospect was drilled by BP Minerals in 1978 with two shallow reverse circulation drill holes, with a reported historical intercept of 12 meters of 3.27% Cu, 0.66% Zn, 0.26% Sn and 51 ppm Ag from 36 meters (true width not reported). Drilling was conducted by BP Mining Development Australia Pty Ltd in 1978 with results reported to the Queensland Geologic Survey in 1979 in a report titled Final Report on A.TO P.1806 (cr_7585.pdf). EMX has not performed sufficient work to verify the published assay results, and these data cannot be verified as being compliant with NI43-101 standards. EMX is not treating this data as current. However, EMX believes these results to be reliable and relevant. This drill intercept was never confirmed, however, EMX geologists have reported extensive expressions of copper mineralization in surface exposures throughout the area. EMX holds a 2.5% NSR royalty interest over the Copperhole Creek project along with other considerations including an equity stake in Lumira.
Yarrol, Queensland Australia - At the Yarrol project, in early 2023 EMX completed a 35 hole, 1,449 meter reconnaissance aircore drilling program targeting manganese-cobalt mineralization and completed a series of heavy mineral separation tests on selected drill samples. In April, 2023 EMX optioned the project to Many Peaks Minerals Ltd (ASX:MPK) (“MPK”) (then, Many Peaks Gold Ltd.) whom subsequently completed an 89 hole 2,585 meter aircore drill program which continued to target manganese-cobalt mineralization, a passive seismic survey and additional heavy mineral testwork. Results were summarized in MPK news releases dated May 25 and June 13 2023.
MPK also completed a five hole, 1,210 meter diamond drilling program targeting gold mineralization on the Yarrol gold project. Notable intercepts included 11.15 meters averaging 1.17 g/t Au in from an in-hole depth of 61 meters in drill hole YA188 and 16 meters averaging 0.75g/t Au from an in-hole depth of 42 meters in drill hole YAD189 at the True Blue prospect (see MPK news releases dated August 29 2023 and January 29 2024). On August 29, 2023 MPK also reported additional sampling from drill hole DD22YA187, which had been drilled and reported by MPK in 2022. The intercepts reported in 2022 remained open and further sampling in 2023 led to a revised intercept of 40.8 meters averaging 2.80g/t Au from an in-hole depth of 38 meters (true widths not reported by operator) (see MPK news release dated September 29 2023).
MPK changed its name from "Many Peaks Gold Ltd" to Many Peaks Minerals Ltd in November 2023.
EMX holds a 2.5% NSR royalty over the Yarroll and Mt Steadman (see below) project areas along with other considerations as well as an equity stake in MPK.
Mt Steadman, Queensland Australia - MPK completed a two hole reverse circulation drill program at the Fitzroy gold prospect at Mt Steadman in addition to soil sampling and surface geochemistry programs. Results from the RC drill program included 8 meters averaging 2.63g/t Au from 8m drill depth in drill hole MS041 from an in-hole depth of 8 meters (true widths not reported by operator) (see MPK news release dated January 29 2024). The results represent a significant extension to the footprint of gold mineralisation at the Fitzroy prospect, with a more than 40% increase to the strike length of confirmed mineralisation on the project.
Koonenberry, Australia - Koonenberg Gold Ltd (ASX:KNB) ("KNB") completed exploration programs at EMX’s Koonenberry royalty property in New South Wales, Australia in 2023. The KNB programs targeted the Bellagio and Atlantis prospects, with results reported in news releases dated October 3, October 30 and December 12 2023. Significant drill intercepts included 10 meters averaging 1.61 g/t Au from an in-hole depth of 18 meters in drill hole 23BEAC002 (true widths not reported by operator) (see KNB news release dated October 3 2023). Thus far, drill defined quartz vein hosted mineralization and visible gold have been defined over a broad 300m X 250m alteration zone at the Bellagio prospect. EMX holds a 3% uncapped NSR royalty on the Koonenberry Gold project.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of the Balkans and Morocco
EMX's royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America, except for Caserones. Consulting Chief Mining Engineer Mark S. Ramirez, SME Registered Member #04039495, an independent Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above disclosure with respect to the Caserones Mine. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Türkiye, and Australia.

Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

New Accounting Pronouncements
Accounting standards adopted during the year
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.
Accounting pronouncements not yet effective
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Risk and Capital Management: Financial Instruments
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Critical Accounting Judgements and Significant Estimates and Uncertainties
Please refer to the audited consolidated financial statements for the year ended December 31, 2023 on www.sedarplus.ca.

Risks and Uncertainties
Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of EMX's business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this MD&A before making an investment decision.
Going Concern Risks
As at December 31, 2023, the Company had a working capital deficit of $2,270,000 (December 31, 2022 - working capital of $31,562,000). As such, the consolidated financial statements of the Company contain a note that indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to generate profitable earnings, receive continued financial support from strategic shareholders, complete additional financing and/or refinance its existing debt. While the Company expects to continue to successfully execute its financing plans, including raising funds through the issuance of equity and/or obtaining new debt or refinancing the existing senior secured credit facility, there can be no assurances that future equity financing, debt or debt refinancing alternatives will be available on acceptable terms to the Company or at all. Failure to generate profitable earnings or obtain such additional financing could result in the Company becoming unable to carry out its

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
business objectives, and cast doubt as to the Company’s ability to continue as a going concern. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amount materially different than the Company’s estimates.
Mineral Property Exploration Risks
The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. Certain operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.
The properties on which the Company holds a royalty or other interest are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a property on which the Company has a royalty or other interest, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company's securities as well as the Company's reputation.
The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in one or more of the properties not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties on which the Company has a royalty or other interest which are not currently in production will be brought into a state of commercial production.
Conditions to be Satisfied Under Certain Agreements
EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.
No Control over Mining Operations

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of any property on which it has a royalty or other interest. The operation of the properties in which EMX holds an interest is generally determined by third-party property owners and operators, and EMX has no or limited decision-making power as to how these properties are operated, and the operators’ failure to perform could affect revenue generated by EMX.
The Company will not be entitled to any material compensation if any of the operations do not meet their forecasted gold or other production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The properties may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such operations will ultimately meet forecasts or targets. At any time, any of the operators of the mining operations or their successors may decide to suspend or discontinue operations or may sell or relinquish operations, which may result in royalties or other monies not being paid or obligated to be paid to the Company.
The Company is subject to the risk that the any property or operation may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, nationalization or expropriation of property and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company's assets may not be recoverable if the mining companies operating the counterparty cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the property or operation becoming uneconomic resulting in their shutdown and closure.
Reliance on Third Party Reporting
The Company relies on public disclosure and other information regarding the properties or operations it receives from the owners, operators and independent experts of such properties or operations, and certain of such information is included in this document. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties or operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties or operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company. In addition, some royalties or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the applicable interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain royalties or other interests. The limited access to data and disclosure regarding the operations of the properties in which EMX has an interest, may restrict the Company’s ability to enhance its performance which may result in a material and adverse effect on EMX’s profitability, results of operations and financial condition. Although EMX attempts to obtain these rights when entering into new agreement, or amending existing agreements, there is no assurance that EMX’s efforts will be successful.
Unknown Defects or Impairments in EMX's Royalty or Other Interests
Unknown defects in or disputes relating to the royalty and other interests EMX holds or acquires, including defects in the chain or title to any of the properties underlying EMX’s royalty or other interests, may prevent EMX from realizing the anticipated benefits from its royalty and other interests and could have a material adverse effect on EMX's business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of EMX's royalty and other interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and other interests EMX acquires, and the title of any properties underlying EMX’s royalty and other interests, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which EMX holds or seeks to acquire a royalty or other interest, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty or other interest. To the extent an owner or operator does not have title to the property underlying any of EMX’s royalty and other interests, it may be required to cease operations or transfer operational control to another party.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Similarly, royalty and other interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or other interest. Further, even in those jurisdictions where there is a right to record or register royalties or other interests held by EMX in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Even if EMX retains its royalty and other interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX. As a result, known title defects as well as unforeseen and unknown title defects may impact operations at a project in which EMX has a royalty or other interest and may result in a material and adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX’s securities.
Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations
EMX's royalty and other interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and other interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or other interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:
•the existence or geographic extent of the royalty or other interest;
•methods for calculating the royalty or other interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
•third party claims to the same royalty interest or to the property on which EMX has a royalty or other interest;
•various rights of the operator or third parties in or to the royalty or other interest;
•production and other thresholds and caps applicable to payments of royalty or other interests;
•the obligation of an operator to make payments on royalty and other interests; and
•various defects or ambiguities in the agreement governing a royalty and other interest.
Rights of Other Interest Holders
Some royalty and other interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty or other interest, (ii) pre-emptive rights pursuant to which parties to operating and royalty agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to EMX, (iii) claw-back rights pursuant to which the seller of a royalty or other interest to EMX has the right to re-acquire the royalty or other interest, or (iv) a right to dispose of property interests which are subject to the royalty or other interest, for a return to EMX, if any, which may be lower than EMX’s assumptions regarding the asset. Holders may exercise these rights such that certain royalty, stream interests and working or other interests would no longer be held by EMX.
Revenue and Royalty Risks
EMX cannot accurately or reliably predict future revenues or operating results from mining activity. Management expects future revenues from the Timok Project in Serbia, Leeville royalty property in Nevada, Caserones royalty in Chile, and Gediktepe royalties in Türkiye, to fluctuate depending on the level of future production and metal prices. For the Leeville property in particular, there is also a risk that the operator may cease to operate in the Company's area of interest. Accordingly, there can be no assurance that royalty payments will continue or materialize and be received by the Company from either property.
EMX also earns or is due additional revenues including stages option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that these payments will not be received, and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into an agreement, management cannot reasonably estimate the value of these

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
future receipts. In addition, EMX may not detect errors and payment calculations may call for retroactive adjustments. Each operator’s calculation of EMX’s royalty and other payments are subject to and dependent upon the adequacy and accuracy of its production, cost and accounting functions and errors may occur from time to time in the calculations made by an operator, and EMX does not have a contractual right to receive production information for all of its royalty and other interests. As such, EMX’s ability to detect payment errors through is limited, and the possibility exists that EMX will need to make retroactive royalty or other revenue adjustments.
Royalty Operation and Exploration Funding Risk
EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.
Fluctuating Metal Prices
The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined, respectively.
The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from mining operations to be impracticable. Factors beyond the control of the Company have a direct effect on global metal prices, which can and have fluctuated widely, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.
In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Extensive Governmental Regulation and Permitting Requirements Risks
Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.
Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Foreign Countries and Political Risks
The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.
Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.
Further, certain operators of properties on which the Company holds a royalty or other interest are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. These risks may limit, disrupt or negatively impact the operator’s business activities.
Natural Disasters, and Impact and Risks of Epidemics
Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the COVID-19 pandemic . A significant new or resurgent outbreak of infectious disease, including COVID-19 and its variants, could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company's business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities. In addition, there may not be an adequate response to emerging infectious disease, or significant restrictions and strict emergency measures may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts of emerging infectious diseases, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company's operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Further, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. Any new outbreaks or the

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results and financial conditions directly or due to a counterparty.
Financing and Share Price Fluctuation Risks
EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. EMX can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of EMX's projects which could result in the loss of one or more of its properties. Furthermore, if EMX is required to raise additional capital through the issuance of additional equity securities, this could result in dilution to EMX’s existing shareholders.
The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, there may be a severe impact on the Company's ability to raise additional funds through equity issues.
Uncertainty of Mineral Resource and Mineral Reserve Estimates
Any estimates for the properties in which the Company has a royalty or other interest, including historical estimates, may not be correct. The figures for mineral resources and mineral reserves, or historical estimates, are estimates only and no assurance can be given that the estimated mineral resources and mineral reserves, or historical estimates, will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.
Competition
EMX competes with many companies that have substantially greater financial and technical resources for project acquisition and development, as well as for the recruitment and retention of qualified employees. Increased competition for royalty interests and resource investments could adversely affect EMX’s ability to acquire additional royalties and other investments in mineral properties.
The mineral exploration and mining businesses are competitive in all phases and many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. There has been significant growth in the royalty companies over the last several years and as a result, EMX may be at a competitive disadvantage in acquiring mineral interests, as competitors may have greater financial resources and technical personnel. There can be no assurance that EMX will be able to compete successfully against other companies in acquiring royalty interests.
Return on Investment Risk
Payment of dividends on the Common Shares is within the discretion of EMX’s Board of Directors and will depend upon EMX’s future earnings, cash flows, acquisition capital requirements and financial condition, among other relevant factors. EMX has not, since incorporation, paid any dividends on its Common Shares and has no present intention to pay dividends. Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.
No Assurance of Titles or Borders
The acquisition of the right to explore for and exploit mineral properties is a very detailed and time-consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.
Currency Risks
EMX’s royalty and other interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on EMX’s profitability, results of operations or financial condition. The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.
Insured and Uninsured Risks
In the course of exploration, development and operation of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.
Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and result in the decline in value of the securities of the Company.
Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work for the Company.
Environmental Risks and Hazards
The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.
Changes in Climate Conditions and Legislation
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.
In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.
The physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:
•sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce and products from operations to world markets;

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt mining operations. Extended disruptions to supply lines could result in interruption to production; and
•resource shortages: mining operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at mining operations is likely to be reduced.
There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have a material and adverse effect on the mining operations in which the Company has an interest and their profitability.
Key Personnel Risk
EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations. Further, EMX may experience difficulty in attracting qualified management and technical personnel to efficiently operate its business. EMX is dependent upon the continued availability and commitment of its key management, who contributions to immediate and future operations of EMX are of significant importance.
Conflicts of Interest
In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource industry companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.
Passive Foreign Investment Company
United States (“U.S.”) investors in Common Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) under United States tax laws for the financial year ending December 31, 2023 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's ownership of Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders.
For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in United States Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.
Corporate Governance and Public Disclosure Regulations
The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Internal Controls over Financial Reporting
Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.
Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.
A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We may potentially in the future discover, areas of internal control over financial reporting that may require improvement. Whenever such a control deficiency is determined to exist, we could incur significant costs in remediation efforts implementing measures designed to ensure that the control deficiencies contributing to a material weakness are remediated. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, whether as a result of a newly- determined deficiency or because remediation efforts are ongoing, or if our independent auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.
Information Systems and Cyber Security
The Company's information systems, and those of its counterparties under royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties. The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.
The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. The Company can provide no assurance that it will not experience any known or unknown material losses relating to cyber-attacks or other data/information security breaches in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	42

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Any future significant compromise or breach of the Company's data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Activist Shareholders
Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management and Board, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability and the Company's ability to attract and retain qualified personnel.
Reputation Damage
Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company's financial performance, financial condition, cash flows and growth prospects.
Potential Litigation
Potential litigation affecting the properties in which EMX holds its royalty or other interests could have an adverse effect on EMX. Such litigation could be brought by community, indigenous groups or host governments, litigation between joint venture partners or other litigation between operators and original party owners or neighboring property owners. As a royalty or other interest holder, EMX will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX’s securities.
Significant Royalties
The Caserones Royalty, Timok Royalty and Gediktepe Royalties are currently significant to EMX, although as new assets are acquired or move into production, the materiality of each of EMX’s assets will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from Caserones, Timok or Gediktepe or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, sinkholes, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on EMX’s profitability, financial condition and results of operations. In addition, EMX has no control over operational decisions made by the third-party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that EMX receives and may have a material and adverse effect on EMX’s profitability, financial condition and results of operations. As these mines mature, EMX can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	43

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Dependence on Royalty Payments
EMX is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of its relevant royalty properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. EMX’s rights to payment under the royalties must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits EMX’s ability to collect outstanding royalties from interest properties upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit EMX’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, a creditor or the operator may seek to terminate the royalty or other agreement or otherwise limit EMX’s recovery in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of EMX’s rights may result in a material and adverse effect on EMX’s profitability, results of operations and financial condition.
Indebtedness
As of December 31, 2023, the Company had $34,660,000 in principle outstanding under the Sprott Credit Facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of royalty and other interest payments). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.
Revenue from Royalties
The Company holds royalty interests that allow the mining operator to deduct certain costs, including, but not limited to, marketing and sales charges, sampling, transportation of minerals, refinery or smelter costs, taxes or other incidental and handling costs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of the Company and can significantly impact the revenue the Company may receive on these mineral royalty interests. Increases in costs incurred by the mining operator on permitted cost deductions will likely result in a decline in the revenue received by the Company on these royalty interests and will impact overall revenue of the Company and could result in an adverse effect on the Company.
Material Transactions
EMX is continuously reviewing opportunities to acquire existing royalties, to create new royalty interests, or to acquire companies that hold royalties interests. At any given time, EMX has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to EMX and may involve the issuance of securities by EMX or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired. Additionally, EMX may consider opportunities to restructure its royalties where it believes such a restructuring may provide a long-term benefit to EMX, even if such restructuring may reduce near-term revenues or result in EMX incurring transaction-related costs. EMX may enter into one or more acquisitions, restructurings or other royalty transactions at any time.
Global Financial Conditions
Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	44

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.
Any sudden or rapid destabilization of global economic conditions could negatively impact EMX’s ability, or the ability of the operators of the properties in which EMX holds royalties or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, EMX may be subject to counterparty risk and liquidity risk. EMX is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold EMX’s cash, (ii) through companies that have payables to EMX, (iii) through EMX’s insurance providers, and (iv) through EMX’s lenders. EMX is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of EMX to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to EMX. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, EMX’s operations could be adversely impacted and the trading price of EMX securities could be adversely affected.
Changes in Tax Legislation and Reviews by Tax Authorities
Changes to, or differing interpretation of, taxation laws or regulations in any of the countries in which EMX’s assets or relevant contracting parties are located could result in some or all of EMX’s profits being subject to additional taxation.
No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in EMX’s profits being subject to additional taxation or which could otherwise have a material adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties or other investments by EMX less attractive to counterparties. Such changes could adversely affect EMX’s ability to acquire new assets or make future investments.
Furthermore, tax authorities in jurisdictions applicable to EMX may periodically conduct reviews of EMX’s tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure.
Inability to Add Additional Reserves
The revenue generated by EMX is principally based on the exploitation of mineral reserves on assets underlying the royalty or other interests on which EMX has a royalty or other interest. Mineral reserves are continually being depleted through extraction and the long-term viability of EMX’s asset portfolio depends on the replacement of mineral reserves through new producing assets and increases in mineral reserves on existing producing assets. While EMX may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of mineral resources on properties underlying the asset portfolio. Even in those cases where a significant mineral deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new mineral reserves will be identified to replace or increase the amount of mineral reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional mineral reserves or to replace existing mineral reserves through either the development of existing mineral resources or the acquisition of new mineral producing assets may result in a material and adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX securities.
Anti-Corruption and Anti-Bribery Laws
The Company is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in properties in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	45

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the properties may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the properties on which it holds a royalty interest, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have an adverse effect on our reputation.
Long-term Investments
The Company is exposed to equity price risk as a result of holding long- term equity investments in other companies, including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this annual information form, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments.
Common Shares may be Suspended from Trading
Each of the TSX-V and NYSE American has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the TSX-V or the NYSE American (as the case may be).
TSX-V: The objective of the TSX-V's policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX-V. The policies are designed and administered in a manner consistent with that objective. The TSX-V has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX-V may, at any time, suspend from trading and delist securities if in the opinion of the TSX-V, such action is consistent with the objective noted above or further dealings in the securities on the TSX-V may be prejudicial to the public interest. In addition, the TSX-V may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX-V or other agreements with the TSX-V, or with any TSX-V requirement or policy.
NYSE American: The NYSE American may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that EMX or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE American listing standards. The NYSE American may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE American contrary to the public interest. Typically, if an issuer or its NYSE American-listed securities fall below the NYSE American's quantitative or qualitative listing criteria, the NYSE American reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE American listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE American without such evaluation or follow-up procedures.
Enforcement of Civil Judgments
A substantial portion of the assets of EMX are located outside of Canada. As a result, it may not be possible for investors in EMX’s securities to collect from EMX judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in EMX’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.
Environmental, Social and Governance Matters
Mining, extraction, processing, exploration and development activities in mining are subject to environmental, social and governance (“ESG”) risks which could have a significant impact on project development, operational performance, reputation and social license to operate. ESG issues at the properties underlying EMX’s assets could have a material and adverse effect on EMX’s profitability, results of operations, financial condition, the trading price of EMX securities and EMX’s reputation.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	46

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of ESG matters faced by companies, including EMX itself and many of the operators of the properties in which EMX holds an interest. In connection with increased investor focus and additional disclosure, there is the potential for litigation in connection with such disclosure and with underlying ESG-related issues. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the reputation of EMX.
Supplies, Infrastructure and Employees
Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment and numerous consumables and services, including electricity and carbon-based fuels, in the particular areas where such activities are conducted. A limited supply, access restrictions or escalating prices of such equipment or supplies may affect the availability of such equipment or supplies to the owners and operators of properties in which EMX has a royalty or other interest, and may delay exploration, development or extraction activities. Certain equipment or supplies may not be immediately available, or may require long lead time orders or planning. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the properties in which EMX has a royalty or other interest.
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which EMX has a royalty or other interest. Realized pricing underlying payments in respect of EMX’s diversified interests may differ from benchmark pricing due to product quality differences and transportation costs. From time to time, material differences in price may arise due to transportation bottlenecks or a lack of pipeline capacity. These differentials are expected to be volatile over time and change with market dynamics
Production from the properties in which EMX holds an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining and oil and gas expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of EMX. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of EMX.
Indigenous Peoples
Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other principles and considerations relate to the rights of indigenous peoples. EMX holds royalty and other interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. EMX’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which EMX holds a royalty or other interest. This risk exists even where operators have sought to comply with applicable consultation obligations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against EMX or the operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of EMX’s royalty or other interests.
Potential Changes to Mining Legislation in Chile
The Company has a number of properties on which it holds a royalty or other interest located in each of Chile (in particular, Caserones). Chile has recently been experiencing periods of significant political volatility and changes in government.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	47

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Government bodies and officials in Chile have made a variety of proposals regarding potential changes to mining legislation. The proposals are wide-ranging and have included potential changes in mining policies, royalties, taxation levels, ownership rights and the treatment of local communities.
In Chile, a draft constitution proposed to replace its current text was rejected by Chileans on December 17, 2023, representing the second draft rejected by voters in as many years, with the first having occurred in a national referendum held in September 2022. Drafting of new constitutions and the resulting votes have occurred over a period of political and legislative uncertainty in Chile which began in late 2019 and has been underscored by frequent widescale public demonstrations demanding, among other things, constitutional, social and legal reforms. While the results of two recent plebiscites appear to confirm the status quo, there is no assurance that there will not be any constitutional or legislative changes in Chile in the future. Any constitutional or legislative changes in Chile that impact management of the country’s natural resources, or labor and social security legislation, among other matters, could affect the Company’s business, financial condition and results of operations in Chile.
On August 10, 2023, Law No. 21,591, also known as the Mining Royalty Law, was published in the Official Gazette of Chile, which eliminated the specific mining tax and established a new mining royalty tax. The new royalty tax comprises two main components: an ad valorem component which is only applicable to larger mining operations meeting certain annual sale thresholds, and a tax levied on mining operating margins. The new law also established maximum tax burdens on mining businesses. While the recent changes to mining taxes and royalties in Chile have no immediately measurable impact on the Company’s business, they do highlight the ability of the government to introduce tax and royalty reforms which could materially affect the Company’s business interests in Chile. Other changes could be considered or proposed in the future, including but not limited to increases to mining or income taxes, new royalties, changes to value added taxes, or increases or removal of maximum tax limits for mining companies. Such changes in the future could affect the Company’s business, financial condition and results of operations in Chile.

Controls and Procedures
Disclosure Controls and Procedures
At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under “Management’s Report on Internal Control Over Financial Reporting”, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	48

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, evaluated the design and assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at December 31, 2023.
Management's Remediation Initiatives
As previously reported in the Company's MD&A for the year ended December 31, 2022, a material weakness was identified in internal controls performed by management due to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process. The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.
To remediate the material weakness in the Company's internal control over financial reporting, the Company hired additional resources for accounting management and oversight. Their contribution is ongoing as of the filing of this MD&A in Canada and the United States. As of December 31, 2023, management believes that this material weakness in internal controls has been remediated.
Attestation Report of Independent Registered Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Davidson & Company LLP, an independent registered public accounting firm.
Changes in Internal Control over Financial Reporting
Other than the change noted above, during the period covered by this MD&A, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting .

Outstanding Share Data
At March 21, 2024, the Company had 112,264,040 common shares issued and outstanding. There were also 7,832,000 stock options outstanding with expiry dates ranging from June 6, 2024 to September 11, 2028 and 3,812,121 warrants outstanding with an expiry date of April 14, 2027.

Forward-Looking Information
This MD&A may contain “forward-looking statements” that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, future purchases of Common Shares pursuant to the Company’s normal course issuer bid, statement as to future payment of

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	49

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
dividends, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy,” “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•Estimated production at any of the mineral properties in which the Company has a royalty, or other interest remains accurate;
•estimated capital costs, operating costs, production and economic returns remain accurate;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates, remains accurate;
•the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost remains accurate;
•the Company and its counterparties will satisfy their obligations in accordance with the agreements that they are party to;
•the Company will continue to be able to fund or obtain funding for outstanding commitments;
•the Company will be able to source accretive royalties and royalty generation properties;
•that neither the Company nor any owner or operator of any of the properties in which the Company holds a royalty, or other interest will suffer significant impacts as a result of an epidemic or other natural disaster;
•that trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of being listed on both the TSX-V and the NYSE American and will not be suspended;
•that the Company properly considered the application of applicable tax laws to its structure and operations and filed its tax returns and paid taxes in compliance with applicable tax laws;
•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest remain accurate;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest remain accurate; and
•the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions and will continue to operate in accordance with public statements.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•uncertainty regarding the Company’s ability to continue as a going concern;
•risks associated with exploration, development, operating, expansion and improvement at the properties in which the Company holds a royalty interest
•the risk that the Company may be unable to satisfy conditions under its property option agreements and earn an interest in the properties subject to such agreements;
•risks associated with fluctuations in the price of commodities;

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	50

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•the absence of control over mining operations on the properties in which the Company holds a royalty interest and is dependent on third party operators to explore, develop and mine such properties ;
•risks associated with having to rely on the public disclosure and other information the Company receives from the owners and operators of the properties on which the Company holds a royalty interest as the basis for the Company’s analyses, forecasts and assessments relating to the Company’s business;
•risks relating to unknown defects and impairments in the Company’s royalty or other interests;
•risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s royalty agreements, including the ability of the companies with which the Company has royalty agreements to perform their obligations under those agreements;
•the Company’s royalty and other interests may be subject to rights of other interest holders, including buy-down rights, pre-emptive rights, claw-back rights and the rights to dispose of property interests;
•risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues and uncertainty that the Company will receive additional revenues from staged option payments, advanced annual royalty payments, management or operators fees and other sources;
•risks associated with EMX’s exploration partners being unable to obtain adequate financing to fund exploration and development activities;
•risks related to governmental regulation and permits, including environmental regulation;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•risks of significant impacts on EMX or the properties on which EMX holds a royalty or other interests as a result of an epidemic or natural disaster;
•risks that the Company may not be able to obtain adequate financing when needed;
•volatility in the Company’s share price;
•uncertainties relating to the assumptions underlying the Company's mineral resource and mineral reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks associated with competition in the mineral royalty industry;
•risks related to the declaration, timing and payment of dividends;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;
•risks associated with fluctuations in prices of foreign currencies , including currency hedging arrangements or the lack thereof;
•unavailability of insurance for certain risks to which the Company may be subject;
•environmental risks and hazards;
•risks related to global climate change and the impacts of legislation in responses thereto;
•the Company's dependence on, and need to attract and retain, qualified management and technical personnel;
•risks related to conflicts of interest of some of the directors of the Company;
•uncertainty as to the Company's PFIC status;
•risks related to regulatory and legal compliance and increased costs relating thereto;
•risks related to the adequacy of internal control over financial reporting;
•risks related to ensuring the security and safety of information systems, including cyber security risks;
•risks related to activist shareholders;
•risks related to reputational damage;
•uncertainty as to the outcome of potential litigation;
•mine operator and counterparty concentration risks;

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	51

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•the Company’s dependence on receiving royalty and other payments from the owners or operators of its relevant royalty properties;
•indebtedness risks;
•risks related to royalties or other interest that permit cost deductions;
•risks associated with significant transactions;
•risks related to market events and general economic conditions;
•the Company’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•the inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain mining operations from which the company holds a royalty or other interest;
•risks associated with violations of anti-corruption and anti-bribery laws;
•equity price risks related to the Company’s holding of long-term investments in other companies;
•risks associated with multiple listings of Common Shares on the TSX-V and the NYSE American and the possible suspension of trading of Common Shares;
•risks related to enforcing civil judgments obtained in Canada in other jurisdictions;
•risks related to environmental, social and governance related issues;
•lack of suitable supplies, infrastructure and employees to support the mining operations at the properties on which the Company holds a royalty or other interest;
•uncertainties related to indigenous rights with respect to the mineral properties; and
•risks associated with potential changes to mining legislation in Chile.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Risks and Uncertainties” in the MD&A (as defined below), which is incorporated by reference herein.
The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
More information about the Company including its recent financial reports is available on SEDAR+ at www.sedarplus.ca. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on the Electronic Data, Gathering, Analysis, and Retrieval (“EDGAR”) database of the United States Securities and Exchange Commission’s (“SEC”) at www.sec.gov and on the Company's website at www.EMXroyalty.com.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	52

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures
We have included certain non-IFRS financial measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	We believe these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	We believe this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue
We use this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.

Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale	Current assets, current liabilities	We believe that working capital is a useful indicator of the Company's liquidity.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	53

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:
During the three months and years ended December 31, 2023 and 2022, the Company had the following sources of revenue and other income:

		For the three months ended December 31,	For the year ended December 31,
	2023	2022	2023	2022
Royalty revenue	$5,369	$1,546	$20,287	$6,913
Option and other property income	1,676	411	4,785	9,591
Interest income	501	331	1,549	1,773
Total revenue and other income	$7,546	$2,288	$26,621	$18,277
The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

		For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Revenue and other income	$7,546	$2,288	$26,621	$18,277
SLM California royalty revenue	8,438	3,308	26,024	18,887
The Company's ownership %	40.0	37.7	40.0	37.7
The Company's share of royalty revenue	$3,375	$1,247	$10,407	$7,120
Adjusted revenue and other income	$10,921	$3,535	$37,028	$25,397

Royalty Revenue	$5,369	$1,546	$20,287	$6,913
The Company's share of royalty revenue	3,375	1,247	10,407	7,120
Adjusted royalty revenue	$8,744	$2,793	$30,694	$14,033
Reconciliation of Adjusted Cash Flows from Operating Activities:

		For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Cash provided by operating activities	$3,524	$3,629	$7,059	$16,487
Caserones royalty distributions	1,920	464	7,013	5,224
Adjusted cash flows from operating activities	$5,444	$4,093	$14,072	$21,711
Annual reconciliation of GEOs:

	For the year ended December 31,
	2023	2022	2021	2020	2019
Copper	7,857	3,617	1,921	-	-
Gold	5,813	3,193	1,525	562	460
Other metals	1,812	586	37	-	-
Advanced royalty payments	301	479	137	61	319
Total GEOs	15,784	7,875	3,620	623	779

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	54

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Quarterly reconciliation of GEOs:

(in thousands, except average gold price and GEOs information)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2023
Adjusted Royalty Revenue	$8,744	$12,875	$5,132	$3,943	$30,694
Average gold price per ounce	1,976	1,929	1,978	1,889	1,945
Total GEOs	4,425	6,676	2,595	2,088	15,784

(in thousands, except average gold price and GEOs information)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2022
Adjusted Royalty Revenue	$2,793	$5,775	$3,377	$2,088	$14,033
Average gold price per ounce	1,729	1,728	1,872	1,874	1,782
Total GEOs	1,615	3,341	1,804	1,114	7,875

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Appendix A List of Royalty Assets

Producing Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Caserones	0.8306% NSR	Base Metals	Copper-Molybdenum	Lumina Copper / Lundin Mining	Chile
Timok – Cukaru Peki	0.3625% NSR	Base Metals	Copper-Gold	Zijin Mining	Serbia
Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Türkiye
Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Türkiye
Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	USA, Nevada
Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	USA, Nevada

Advanced Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Argentina
Tartan Lake	2.0% NSR	Precious Metals	Gold	Canadian Gold Corp	Canada, Manitoba
Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Chile
Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	GT Resources Inc.	Finland
San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Mexico, Sinaloa
Berenguela	1.0 -1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Peru
Viscaria	0.5-1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Sweden
Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Türkiye
Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik
Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura
Parks Salyer – Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	USA

Exploration Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Argentina
Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Australia, New South Wales
Copperhole Creek	2.5% NSR & other payments	Base Metals	Copper-Zinc-Tin	Lumira Energy Ltd.	Australia, Queensland
Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
Mt. Steadman	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
Yarrol	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd
E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Canada, British Columbia
Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassiar Gold
Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp

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Appendix A List of Royalty Assets

Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Canada, Ontario
Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino
Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources
Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources
Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals
Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Ears Falls	3% NSR & other payments	Precious Metals	Lithium	Beyond Lithium
Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold
Gerry Lake - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc
Jean Lake	2% NSR & other payments	Precious Metals	Gold	Canada Nickel Company
Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath
Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Cabin Bay North - Leo	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining
North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Rex Lake South	2% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Double O Seven
Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon
South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino
Swain Lake	1.5% NSR	Precious Metals	Gold	Renegade Gold
Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Canada, Quebec
Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold

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Appendix A List of Royalty Assets

Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Chile
Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd
Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp
San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd
T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd
Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp
Mustajärvi	1% NSR	Precious Metals	Gold-Silver	Firefox Gold Corp.	Finland
Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources
Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Haiti
Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd
La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd
El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Mexico, Durango
San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold
Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Londo Nickel Limited	Norway
Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp
Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources
Flåt	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Londo Nickel Limited
Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources
Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd
Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd
Meråker	2.5% NSR & other payments	Base Metals	Copper-Zinc	Lumira Energy Ltd.
Mofjell - Mo-i-Rana	2.5% NSR, AAR’s & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB
Råna	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd.
Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd
Sagvoll	2.5% NSR & other payments	Base Metals	Nickel-Copper	Lumira Energy Ltd.
Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources
Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd
Jasikovo East - Durlan Potok	0.3625% NSR	Base Metals	Copper-Gold	Zijin Mining	Serbia
Timok – (Brestovac West license)	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining

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Appendix A List of Royalty Assets

Adak	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Sweden
Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Faboliden	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd
Fiskeltrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp
Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Kukasjarvi	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Mjövattnet	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources
Njuggträskliden	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources
Nottrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Rismyrliden	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Skogstrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources
Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals
Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals
Vuostok	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
64 North - Goodpaster - West Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co	USA, Alaska
64 North - Goodpaster - South Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Shaw	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Eagle	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - LMS	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Last Chance	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - East Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Divide	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
64 North - Goodpaster - Chisna	0.5 – 1.5% NSR	Precious Metals	Gold	Alaska Energy Metals Co
Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Rio Tinto	USA, Arizona
Copper Springs	2% production and other payments	Base Metals	Copper	South32
Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32
Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals
Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Rio Tinto

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	59

Appendix A List of Royalty Assets

Cuddy Mountain	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	USA, Idaho
Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Jacknife	3.25% NSR & other payments	Base Metals	Silver-Lead-Zinc	Scout Discoveries Corp
Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources
Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corporation
South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	USA, Nevada
Big-E	2% NSR and other payments	Base Metals	Copper	South32
Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.
Brooks	4% NSR	Precious Metals	Gold	I-80 Gold Corp
Cathedral Well	2.5% NSR	Precious Metals	Gold	Contact Gold Corp
Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc
Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines
NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery
Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Discoveries Corp
Royston	2% NSR and other payments	Base Metals	Copper	South32
Selena	3.25% production, AMR & Milestone Payments	Base Metals	Silver-Lead-Zinc	Ridgeline Minerals
Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp
South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.
Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals
Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals
Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	USA, Oregon
Copper Warrior	2.0% NSR	Base Metals	Copper	American West Metals Ltd.	USA, Utah
Ophir	2.0% NSR	Base Metals	Copper	Rio Tinto
Qualified Person
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	60